AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2005
                      REGISTRATION STATEMENT NO. 333-121786


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            BIO-BRIDGE SCIENCE, INC.

                 (Name of Small Business Issuer in Its Charter)

             Delaware                                   2834                                  20-1802936
   ----------------------------             ----------------------------                   ----------------
   (State or other jurisdiction             (Primary Standard Industrial                   (I.R.S. Employer
of incorporation or organization)           Classification Code Number)                   Identification No.)

                        1211 West 22nd Street, Suite 615
                               Oak Brook, IL 60523
                                  630-928-0869
              (Address and telephone number of principal executive
                    offices and principal place of business)

                                 DR. LIANG QIAO
                            BIO-BRIDGE SCIENCE, INC.
                        1211 WEST 22ND STREET, SUITE 615
                               OAK BROOK, IL 60523

                                  630-928-0869

            (Name, address and telephone number of Agent for Service)

                                    Copy to:
                              Michael Donahue, Esq.
                             RICHARDSON & PATEL LLP
                       10900 Wilshire Boulevard, Suite 500
                          Los Angeles, California 90024
                                 (310) 208-1182

  Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                    SUBJECT TO COMPLETION, DATED MAY 2, 2005


                                   PROSPECTUS

                            BIO-BRIDGE SCIENCE, INC.

                        3,657,606 shares of Common Stock

This prospectus covers the resale by selling stockholders named on page 15 of up to 3,657,606 shares of our common stock, par value $0.001, which include:

o 300,000 shares of common stock; and

o 3,357,606 shares of common stock issued pursuant to an Agreement for the Exchange of Shares dated November 4, 2004, which was completed on December 1, 2004.

This offering is not being underwritten. These securities will be offered for sale by the selling stockholders identified in this prospectus in accordance with the methods and terms described in the section of this prospectus entitled "Plan of Distribution." The selling stockholders will sell the shares at a price of $0.50 per share until our shares are quoted on the Over-the-Counter Bulletin Board and a market develops, and thereafter at prevailing market prices or privately negotiated prices.

We will not receive any of the proceeds from the sale of these shares. We will pay all expenses, except for the brokerage expenses, fees, discounts and commissions, which will all be paid by the selling stockholders, incurred in connection with the offering described in this prospectus. Our common stock is more fully described in the section of this prospectus entitled "Description of Securities."

Our securities are not currently listed on any national securities exchange or the Nasdaq Stock Market.

      AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is __________, 2005

                                TABLE OF CONTENTS


Prospectus Summary...........................................................  3
Risk Factors.................................................................  6
Special Note Regarding Forward-Looking Statements............................ 14
Use of Proceeds.............................................................. 15
Determination of Offering Price.............................................. 15
Selling Stockholders ........................................................ 15
Plan of Distribution......................................................... 18
Legal Proceedings............................................................ 19
Directors, Executive Officers, Promoters and Control Persons................. 19
Security Ownership of Certain Beneficial Owners and Management............... 21
Description of Securities ................................................... 21
Legal Matters................................................................ 22
Experts...................................................................... 22
Disclosure of Commission Position of Indemnification for Securities
Act Liabilities ............................................................. 22
Description of Business...................................................... 23
Glossary of Scientific Terms ................................................ 28
Management Discussion and Analysis........................................... 28
Description of Property...................................................... 31
Certain Relationships and Related Transactions............................... 31
Market For Common Equity and Related Stockholder Matters..................... 32
Executive Compensation....................................................... 34
Financial Statements ........................................................ 35
Where You Can Find More Information.......................................... 36

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes. In this prospectus, we refer to Bio-Bridge Science, Inc. and our wholly owned subsidiaries, including Bio-Bridge Science (Beijing) Co. Ltd., a Wholly-Foreign Funded Enterprise of the People's Republic of China ("Bio-Bridge (Beijing)") and Bio-Bridge Science Corporation, a Cayman Islands corporation as "we," "us," "our," "Bio-Bridge" and "the company."

OUR COMPANY


Bio-Bridge Science, Inc. is a development stage company whose subsidiaries are focused on the commercial development of biological products for the prevention and treatment of human infectious diseases. Our subsidiary located in Beijing, China, Bio-Bridge Science (Beijing) Co. Ltd., has commenced pre-clinical testing of our HIV-PV Vaccine I product through an agreement with Beijing Institute of Radiation Medicine, a leading research institute for biological products in China. We anticipate that the pre-clinical studies will be completed by October 2005. HIV-PV Vaccine I is a vaccine designed to prevent and treat infection by the human immunodeficiency virus, or HIV. The original HIV-PV Vaccine I technology was co-developed by our chief executive officer Dr. Liang Qiao, an associate professor at Loyola University Chicago, and is owned by Loyola University. In June 2002, Loyola University exclusively licensed this technology to us with respect to China (including mainland China, Taiwan, Hong Kong and Macau), Japan and the United States.

Our strategy is to develop, test and obtain regulatory approval for HIV-PV Vaccine I in China first and then in the United States and Japan. Once the pre-clinical testing is completed, we plan to apply to China's State Food and Drug Administration for approval to conduct clinical trials of HIV-PV Vaccine I. In May 2003, we acquired the right to use for fifty years approximately 2.8 acres of land in the Tianzhu Export Processing Zone, Shunyi District, Beijing, China, which we plan to develop into a laboratory and biomanufacturing facility in compliance with Good Manufacturing Practices, or GMP, regulations primarily for clinical trials of HIV-PV Vaccine I. We may also provide outsource services to U.S. and Europe based pharmaceutical companies once this research laboratory is completed. Under Chinese law, there is no private ownership of land, and accordingly, we do not own this land. As of April 21, 2005, we have received all necessary permits and approvals and construction of the outside body of the facility has been completed. The cost of building and outfitting this facility is approximately $3,000,000. We currently have no commitments to make payments for this construction project, except for $362,472 pursuant to a contract involving structural and foundation work for the facility. As of December 31, 2004, we have advanced $362,472 of the aggregate amount $724,900 covered by this agreement.

Our business was founded in February 2002. Our wholly owned subsidiary Bio-Bridge Science Corporation was incorporated in the Cayman Islands on February 11, 2002, and its wholly owned subsidiary, Bio-Bridge Science (Beijing) Co. Ltd., was established in the People's Republic of China on May 20, 2002. An operating license was issued to Bio-Bridge Science (Beijing) on May 20, 2002 for a term of 25 years which can be renewed for another 25 years for a nominal fee. Bio-Bridge Science, Inc., the holding company of these subsidiaries, was incorporated in Delaware on October 26, 2004. The address of our principal executive offices in the U.S. is 1211 West 22nd Street, Suite 615, Oak Brook, Illinois where our telephone number is 630-928-0869. Our China office is located at Tianzhu Export Processing Zone, Shunyi District Beijing, China 101312. Our website is www.bio-bridge-science.com. Information contained on our website does not constitute part of this prospectus.


THE OFFERING


On December 1, 2004, Bio-Bridge Science, Inc. completed a share exchange with Bio-Bridge Science Corporation, a Cayman Islands corporation, in which we issued 29,971,590 shares of our common stock. For more detailed information regarding the share exchange, see "Business--History, Reorganizations and Corporate Structure." Of these 29,971,590 shares of our common stock, 3,357,606 shares are being registered for resale under this prospectus.


We are registering a total of 3,657,606 shares of our common stock for sale by the selling stockholders identified in the section of this prospectus entitled "Selling Stockholders." The shares included in the table identifying the selling stockholders consist of:

o 300,000 shares of common stock; and

o 3,357,606 shares of common stock issued pursuant to an Agreement for the Exchange of Shares dated November 4, 2004, which was completed on December 1, 2004.

Upon the effectiveness of this prospectus, we will have 30,271,590 shares of common stock outstanding, which does not include:

o 1,192,663 shares of common stock to be issued upon exercise of options outstanding; and

o 2,000,000 shares of common stock reserved for issuance under our 2004 Stock Incentive Plan.

Of the 30,271,590 outstanding shares, 3,657,606 shares will be freely tradable without restriction or further registration under the federal securities laws, so long as the registration statement that contains this prospectus is effective. Information regarding our common stock is included in the section of this prospectus entitled "Description of Securities."

We have agreed to keep this prospectus effective until the date on which the shares may be resold by the selling stockholders without registration by reason of Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect.

SUMMARY FINANCIAL DATA


The following historical consolidated financial information is that of Bio-Bridge Science, Inc., a development stage company, and should be read in conjunction with the audited consolidated financial statements and the notes to those statements and the section entitled "Management's Discussion and Analysis" included elsewhere in this prospectus.

                                       Year Ended           Year Ended
                                    December 31, 2004   December 31, 2003
                                    -----------------   -----------------
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues, net                       $         --         $         --
General and administrative
expenses                            $   (833,642)        $   (255,814)
Research and development
expenses                            $   (109,835)        $    (30,739)
Comprehensive Loss                  $   (944,894)        $   (255,664)
Basic and diluted loss per
share                               $       (.03)        $       (.01)
Weighted-average common
shares outstanding                    28,785,388           23,419,575

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents           $    495,805
Working capital                     $    463,983
Total assets                        $  1,777,224
Total shareholders' equity          $  1,710,081
Total liabilities and
shareholders' equity                $  1,777,224

We have incurred significant losses since inception, and we are not profitable. We expect to continue to incur substantial losses over at least the next year as we complete our pre-clinical trials, apply for regulatory approvals of clinical trials, complete outfitting of our laboratory and manufacturing facility and continue development of our technology. We do not expect to generate significant revenue in the next twelve months. We will need to raise additional capital in the next 12 months to meet these expenses and to continue as a going concern. See "Plan of Operation." Our independent auditors have added an explanatory paragraph to their report of our consolidated financial statements for the year ended December 31, 2004 stating that our net losses, lack of revenues and dependence on our ability to raise additional capital to continue our existence, raise substantial doubt about our ability to continue as a going concern.

                                  RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

RISKS RELATED TO OUR BUSINESS AND THIS OFFERING


WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT OF $1,315,533 AS OF DECEMBER 31, 2004, AND WE MAY NEVER ACHIEVE PROFITABILITY.

We have yet to establish any history of profitable operations. We are a development stage company and have not had any revenues since our inception in February 2002. We have incurred net losses of $944,437 in 2004 and $255,020 in 2003. As of December 31, 2004, we had an accumulated deficit of $1,313,533. These losses have resulted principally from research and development and general and administrative expenses. To date, we have engaged primarily in research, development and pre-clinical testing. We anticipate that we will continue to incur substantial operating losses based on projected research and development and other operating costs for an indefinite period of time due to the significant costs associated with the development of our products. Our profitability will require the successful development and commercialization of our HIV-PV Vaccine I. We may not be able to successfully develop and commercialize our HIV-PV Vaccine I and generate enough revenue to achieve profitability.

WE HAVE RECEIVED AN OPINION OF GOING CONCERN FROM OUR AUDITORS. IF WE DO NOT RECEIVE ADDITIONAL FUNDING, WE WOULD HAVE TO CURTAIL OR CEASE OPERATIONS.

Our independent auditors noted in their report accompanying our financial statements for each of the years ended December 31, 2004 and December 31, 2003 that we have incurred losses and generated no revenues since inception and that additional capital will be necessary for the continuation of our existence. They further stated that the uncertainty related to these conditions raised substantial doubt about our ability to continue as a going concern. We do not currently have sufficient capital resources to fund the completion of our pre-clinical testing, construction of our laboratory and manufacturing facility and application for clinical testing. Therefore, we need additional funds to support the necessary development programs required to develop, test and obtain regulatory approval of our HIV-PV Vaccine I and other product candidates. On April 8, 2005, our board of directors approved a proposed equity financing pursuant to Regulation S of the Securities Act of 1933, as amended, for an aggregate amount up to $1,000,000. We currently do not have any binding commitments for this proposed financing, or other readily available sources of additional financing. It is highly likely that we will seek to raise money through public or private sales of our securities, debt financing or short-term loans, or a combination of the foregoing. However, additional funding may not be available on favorable terms to us, or at all. To the extent that money is raised through the sale of our securities, the issuance of those securities could result in dilution to our existing shareholders. If we raise money through debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations. If we fail to raise sufficient funds, we would have to curtail or cease operations.

AS A COMPANY IN THE EARLY STAGE OF DEVELOPMENT WITH AN UNPROVEN BUSINESS STRATEGY, OUR LIMITED HISTORY OF OPERATIONS MAKES EVALUATION OF OUR BUSINESS AND FUTURE PROSPECTS DIFFICULT.

We have had a limited operating history and are at an early stage of development. Since our business was founded in February 2002, our activities have primarily consisted of securing intellectual rights to our proprietary technology and undertaking pre-clinical trials of HIV-PV Vaccine I. We have not yet demonstrated any ability to commercialize HIV-PV Vaccine I. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history of operations.


OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL PROTECTION FOR OUR PRODUCTS UNDER DEVELOPMENT, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY, OR VERY SIMILAR TECHNOLOGY, AND COULD PREVENT US FROM DEVELOPING OR MARKETING OUR PRODUCT CANDIDATES.

We rely on patent and trade secret laws to limit the ability of others to compete with us using the same or similar technology in the U.S. and other countries. However, as described below, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of adequate rules and methods for defending and enforcing intellectual property rights.

We will be able to protect our technology from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent positions of companies developing drugs for pharmaceutical, biotechnology and biomedical industries, including our patent position, generally are uncertain and involve complex legal and factual questions, particularly as to questions concerning the enforceability of such patents against alleged infringement. The biotechnology patent situation outside the U.S. is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may therefore diminish the value of our intellectual property. Moreover, our patent and patent applications may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies or design around our patented technologies.


We control through a license with Loyola University of Chicago an issued patent and pending patent applications. However, the patent on which we rely may be challenged and invalidated, and the patent applications may not result in issued patents. The patent that we have licensed from Loyola covering our technology was issued by the U.S. Patent and Trademark Office on April 12, 2005 and has a term of 20 years from the date of filing. This patent will not expire until 2022. We recently have filed a continuation application of this issued patent with the Patent and Trademark Office to seek broader protection on our technology than the protection provided by the original patent.


We have taken measures to protect our proprietary information. These measures, however, may not provide adequate protection of our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nonetheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to protect our trade secrets in a meaningful way. If we lose employees, we may not be able to prevent the disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

OUR RIGHTS TO THE USE OF TECHNOLOGY LICENSED TO US BY A THIRD PARTY ARE NOT WITHIN OUR CONTROL, AND WITHOUT THIS TECHNOLOGY, OUR PRODUCTS UNDER DEVELOPMENT MAY NOT BE SUCCESSFUL AND OUR BUSINESS PROSPECTS COULD BE HARMED.


We rely on a license to use technologies that are material to our business. We do not own the patents that underlie this license. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to the continuation of and compliance with the terms of that license and the continued validity of these patents. Our license from Loyola University Chicago provides us with exclusive rights within the United States, Japan and China, including the right to enforce the patents licensed to us from this university, but the scope of our rights under this license may become subject to dispute by our licensor or third parties. This license contains due diligence obligations, as well as provisions that allow the licensor to terminate the license upon specific conditions.

IF WE ARE UNABLE TO COMMERCIALIZE OUR PRODUCT CANDIDATE, WE WILL NOT HAVE REVENUES TO CONTINUE OPERATIONS.

HIV-PV Vaccine I is our sole product candidate. We do not know whether the HIV-PV Vaccine I will be effective in preventing or treating HIV infection. Although our research has indicated that the HIV-PV Vaccine I technology contains a pseudovirus that induces both mucosal and systemic neutralizing antibodies and cytotoxic T-cell responses that may be used to prevent and treat HIV infection, other elements may be necessary to develop an effective vaccine. Our success will depend primarily on the success of HIV-PV Vaccine I. In particular, we must be able to:


o complete pre-clinical trials and obtain regulator approvals to proceed with clinical trials of HIV-PV Vaccine I;

o establish the safety, purity, potency and efficacy of HIV-PV Vaccine I in humans;

o obtain regulatory approvals for HIV-PV Vaccine I; and

o successfully commercialize HIV-PV Vaccine I.

If we are unable to commercialize HIV-PV Vaccine I, we do not have other products from which to derive revenues.

WE MAY NOT BE ABLE TO OBTAIN REGULATORY APPROVAL TO MARKET OUR PRODUCT CANDIDATES IN CHINA, THE UNITED STATES OR JAPAN ON A TIMELY BASIS, OR AT ALL, TO COMMERCIALIZE OUR PRODUCT CANDIDATES.

Clinical testing is a long, expensive and uncertain process. If the Chinese government approves our application for clinical testing, we cannot assure you that the data collected from our clinical trials will be sufficient to support approval of HIV-PV Vaccine I by the SFDA or regulatory authorities in Japan and the United States, that the clinical trials will be completed on schedule or, even if the clinical trials are successfully completed and on schedule, that the SFDA or other regulatory authorities in the United States or Japan will ultimately approve HIV-PV Vaccine I for commercial sale.

To gain SFDA regulatory approval for the sale of HIV PV Vaccine I in China, we believe, based on SFDA'a Green Mile policy, that we will need to complete the following five steps:

o pre-clinical laboratory and animal testing;

o the submission to the SFDA of an application for approval of clinical study, which must be effective before clinical trials may commence;

o adequate Phase I, II and III clinical studies to establish the safety, purity and potency of the product candidate and demonstrate how it behaves in the human body;

o obtain Drug Production Quality Control Procedure or GMP certification;

o the submission of an application to the SFDA for Drug Registration Document, and obtain new drug approval certificate; and

o sales for pre-production drugs in the market and phase IV clinical study.

We estimate that the total drug approval process in China may take at least two years from the date of the application for approval of clinical study. However, the SFDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed due to changes in government regulation, future legislation or administrative action or changes in SFDA policy that occur prior to or during our regulatory review. Delays or failure to obtain regulatory approvals may:

o delay or prevent commercialization of, and our ability to derive product revenues from, our product candidates;

o impose significant costs on us to comply with such laws and regulations; and

o diminish any competitive advantage the we may otherwise have.


In the United States and Japan, we must receive approval from the appropriate regulatory authorities before we can commercialize our product candidates. We anticipate that the regulatory approval to market HIV-PV Vaccine I in the United States and Japan will vary and may differ from that required by the SFDA. We may incur significant costs to comply with government regulations in the future, and such regulations may have a material adverse effect on us.

DELAY IN COMMENCEMENT AND COMPLETION OF OUR CLINICAL TRIALS COULD JEOPARDIZE OUR ABILITY TO OBTAIN REGULATORY APPROVAL TO MARKET OUR PRODUCT CANDIDATES IN CHINA, THE UNITED STATES AND JAPAN ON A TIMELY BASIS.

Our clinical trials could be delayed for a variety of reasons, including:

o availability of funds;
o unforeseen safety issues;
o determination of dosing issues;
o lower-than-anticipated retention rate of volunteers in the trial; o serious adverse events related to the vaccine; o inability to monitor patients adequately during or after treatment; or

o different interpretations of our pre-clinical and clinical data, which can lead initially to inconclusive results.

Our inability to commence or complete our clinical trials in a timely manner could jeopardize our ability to obtain regulatory approval.

THE RESULTS OF OUR CLINICAL TRIALS MAY NOT SUPPORT OUR PRODUCT CANDIDATE CLAIMS.


Even if our clinical trials are commenced and completed as planned, their results may not support our product candidate claims. Success in pre-clinical testing and early phases of clinical trials does not ensure that later phases of clinical trials will be successful, and the results of later phases of clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay or prevent development of other product candidates.

ALTHOUGH THE OUTSIDE BODY OF OUR LABORATORY AND MANUFACTURING FACILITY IN CHINA IS COMPLETED, WE MAY NOT BE SUCCESSFUL AT MANUFACTURING OR SUPPLYING OUR PRODUCT CANDIDATES IN NECESSARY QUANTITIES, OR AT ALL.

In May 2003, we purchased a right to use for fifty years land located in the Shunyi District of Beijing, China for the purpose of building and operating a laboratory and manufacturing facility in China. Under Chinese law, there is no private ownership of land, and accordingly, we do not own this land. In April 2005, we completed the construction of the outside body of this laboratory and manufacturing facility. However, if:

o we are unable to raise the anticipated, or necessary, funding; or

o approval of the facility in compliance with GMP requirements is not obtained we will be unable to complete the manufacturing facility in Beijing, China. Even if we successfully build this laboratory and manufacturing facility, the facility may not pass domestic or foreign regulatory approvals or be able to manufacture our product candidates in commercial quantities, or at all, or we may not be able to manufacture our product candidates on a cost-effective basis.


WE DEPEND ON KEY MANAGEMENT EMPLOYEES FOR OUR FUTURE SUCCESS. IF WE LOSE OUR KEY MANAGEMENT EMPLOYEES, OUR ABILITY TO OBTAIN FINANCING, DEVELOP OUR PRODUCT CANDIDATES, CONDUCT CLINICAL TRIALS OR EXECUTE OUR BUSINESS STRATEGY COULD BE SUBSTANTIALLY HARMED AND THE VALUE OF THE STOCK YOU OWN COULD BE ADVERSELY AFFECTED.

Our future success is substantially dependent on the efforts of our senior management and scientific staff, particularly our chief executive officer, Liang Qiao, M.D. and his brother, Wenhui Qiao, who is our president. These individuals have played a critical role in developing the vaccine and conducting pre-clinical trials, raising financing and negotiating business development opportunities. The loss of the services of these key members of our senior management and scientific staff may prevent us from achieving our business objectives, and the value of the stock you own could be adversely affected. We do not maintain key person life insurance for any of our key personnel.

WE CURRENTLY HAVE NO MANUFACTURING FACILITY AND NO MANUFACTURING EXPERIENCE.


We currently have no manufacturing facilities and no manufacturing experience. Pre-clinical study of the vaccine is being conducted through the collaboration between us and Loyola University of Chicago and Beijing Institute of Radiation Medicine, respectively. We have completed the outside body of the manufacturing facility in China to produce HIV-PV Vaccine I for clinical trials and on a commercial scale, and are in the process of outfitting this facility. However, we may not have adequate manufacturing capacity to produce HIV-PV Vaccine I on a commercial scale. Our lack of manufacturing experience could delay commercialization of our HIV-PV Vaccine I, entail higher costs and result in our being unable to effectively sell our product.


WE HAVE NO EXPERIENCE IN MARKETING, SELLING OR DISTRIBUTING PRODUCTS AND NO INTERNAL CAPABILITY TO DO SO. OUR LACK OF SALES AND MARKETING PERSONNEL AND DISTRIBUTION RELATIONSHIPS MAY IMPAIR OUR ABILITY TO GENERATE REVENUES.

We have no sales, marketing or distribution capability. We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of our product candidates under development. Our future success depends, in part, on our ability to enter into and maintain such collaborative relationships, the collaborator's strategic interest in the products under development and such collaborator's ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales, marketing and distribution of our products, however, we may not be able to establish marketing or distribution arrangements with collaborators in a timely manner or on favorable terms, or at all.


WE FACE COMPETITION FROM SEVERAL COMPANIES WITH GREATER FINANCIAL, PERSONNEL AND RESEARCH AND DEVELOPMENT RESOURCES THAN OURS, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.


The goal of developing an HIV vaccine is an area of interest to competitors, and several companies with substantially greater financial, personnel and research and development resources than ours have announced that they are trying to develop an HIV vaccine and are planning, conducting or have completed clinical trials. Although our research has indicated that HIV-PV Vaccine I contains a pseudovirus that induces both mucosal and systemic neutralizing antibodies and cytotoxic T-cells that may be used to prevent and treat HIV infection, other elements may be necessary to develop an effective vaccine, and several of our competitors are working to develop vaccines that affect the immune system differently. In addition, several of these companies are working to develop new drug cocktails and other treatments that may mitigate the impact of the disease. Even if we commence and complete our clinical trials, obtain SFDA and other required regulatory approvals and commercialize HIV-PV Vaccine I, our competitors may develop vaccines or treatments that are as or more effective, or less complex or less expensive to produce, than HIV-PV Vaccine I.


ADVERSE PUBLICITY REGARDING THE SAFETY OR SIDE EFFECTS OF HIV-PV VACCINE I COULD HARM OUR BUSINESS AND CAUSE OUR STOCK PRICE TO FALL.

There may be potential side effects or safety concerns in connection with clinical trials of Vaccine I. If our studies or other researchers' studies were to raise or substantiate concerns over the safety or side effects of Vaccine I or vaccine development efforts generally, our reputation and public support for our future clinical trials could be harmed, which would harm our business and could cause our stock price to fall.

OUR USE OF HAZARDOUS MATERIALS, CHEMICALS AND VIRUSES REQUIRE US TO COMPLY WITH REGULATORY REQUIREMENTS AND EXPOSES US TO POTENTIAL LIABILITIES.

Our research and development activities involve the controlled use of hazardous materials, chemicals and viruses. We are subject to federal, state, local and foreign laws governing the use, manufacture, storage, handling and disposal of such materials. Although we believe that our safety procedures for the use, manufacture, storage, handling, disposal of such materials comply with the standards prescribed by the federal, state, local and foreign regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for significant damages or fines. These damages could exceed our resources and any applicable insurance coverage. In addition, we may be required to incur significant costs to comply with regulatory requirements in the future.

WE MAY BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS AND INCUR SUBSTANTIAL LIABILITIES, WHICH COULD REDUCE DEMAND FOR HIV-PV VACCINE I OR LIMIT COMMERCIALIZATION OF HIV-PV VACCINE I.

We will face an inherent risk of exposure to product liability suits in connection with HIV-PV Vaccine I, vaccines to be tested in human clinical trials and products that may be sold commercially. We may become subject to a product liability suit if HIV-PV Vaccine I causes injury, or if vaccinated individuals subsequently become infected with HIV. We currently do not carry clinical trial insurance or product liability insurance. Although we intend to obtain clinical trial insurance prior to commencement of any clinical trials, we may not be able to obtain insurance at a reasonable cost, if at all. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a vaccine, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues.

POLITICAL OR SOCIAL FACTORS MAY DELAY OR REDUCE REVENUES BY DELAYING OR IMPAIRING OUR ABILITY TO MARKET HIV-PV VACCINE I.

Products developed for use in addressing the HIV/AIDS epidemic have been, and will continue to be, subject to competing and changing political and social pressures. The political and social response to the HIV/AIDS epidemic has been highly charged and unpredictable. Political or social pressures may delay or cause resistance to bringing our product to market or limit pricing of our product.

RISKS RELATED WITH OWNERSHIP OF OUR SECURITIES

IF A PUBLIC MARKET FOR OUR COMMON STOCK DEVELOPS, WE EXPECT TO EXPERIENCE VOLATILITY IN THE PRICE OF OUR COMMON STOCK. THIS MAY RESULT IN SUBSTANTIAL LOSSES TO INVESTORS IF THEY ARE UNABLE TO SELL THEIR SHARES AT OR ABOVE THEIR PURCHASE PRICE.

If a public market for our common stock develops, we expect the market price of our common stock to fluctuate substantially for the indefinite future due to a number of factors, including:

o our status as a development stage company with a limited operating history and no revenues to date, which may make risk-averse investors more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the shares of a seasoned issuer in the event of negative news or lack of progress;

o announcements of new products by us or our competitors;

o the timing and development of our products;

o general and industry-specific economic conditions;

o actual or anticipated fluctuations in our operating results;

o our capital commitments; and

o the loss of any of our key management personnel.

In addition, the financial markets have experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology companies, particularly companies like ours without consistent revenues and earnings, have been highly volatile and may continue to be highly volatile in the future, some of which may be unrelated to the operating performance of particular companies. The sale or attempted sale of a large amount of common stock into the market may also have a significant impact on the trading price of our common stock. Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management's attention and resources and harm our financial condition and results of operations.

THERE MAY NOT BE AN ACTIVE, LIQUID TRADING MARKET FOR OUR COMMON STOCK, SO YOU MAY BE UNABLE TO LIQUIDATE YOUR SHARES IF YOU NEED MONEY.


Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop following this offering due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales. An active public trading market for our common shares may not develop or be sustained. You may not be able to liquidate your shares quickly or at the market price if trading in our common stock is not active.


WE DO NOT ANTICIPATE PAYING ANY CASH DIVIDENDS IN THE FORESEEABLE FUTURE, WHICH MAY REDUCE YOUR RETURN ON AN INVESTMENT IN OUR COMMON STOCK.

We plan to use all of our earnings, to the extent we have earnings, to fund our operations. We do not plan to pay any cash dividends in the foreseeable future. We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. Therefore, any return on your investment would derive from an increase in the price of our stock, which may or may not occur.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK PRICE.


There are currently outstanding as of April 21, 2005, 30,271,590 shares of common stock. Upon effectiveness of this offering, approximately 12% of our outstanding shares will be freely tradable without restriction or further registration under the federal securities laws.


In addition, we intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register approximately 2,000,000 shares of our common stock underlying options to be granted to our officers, directors, employees and consultants. These shares, if issued in accordance with these plans, will be eligible for immediate sale in the public market, subject to volume limitations.

If our stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. The sale of a large number of shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

WE MAY RAISE ADDITIONAL CAPITAL THROUGH A SECURITIES OFFERING THAT COULD DILUTE YOUR OWNERSHIP INTEREST AND VOTING RIGHTS.


Our certificate of incorporation currently authorizes our board of directors to issue up to 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of April 21, 2005, after taking into consideration our outstanding shares, our board of directors will be entitled to issue up to 69,528,410 additional common shares and 5,000,000 additional preferred shares. The power of the board of directors to issue shares of common stock, preferred stock or warrants or options to purchase shares of our stock is generally not subject to shareholder approval.


We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the holders of our common stock. The issuance of additional common stock or securities convertible into common stock by our board of directors will also have the effect of diluting the proportionate equity interest and voting power of holders of our common stock.

OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS WILL CONTINUE TO OWN A SIGNIFICANT PERCENTAGE OF OUR STOCK AFTER THE OFFERING, AND AS A RESULT, THE TRADING PRICE FOR OUR SHARES MAY BE DEPRESSED AND THESE STOCKHOLDERS CAN TAKE ACTIONS THAT MAY BE ADVERSE TO YOUR INTERESTS.

After the offering, our principal stockholders, executive officers and directors will, in the aggregate, beneficially own approximately 75.8% of our common stock. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the affect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders.

THE PRICE OF THE COMMON STOCK OFFERED BY THE SELLING SHAREHOLDERS HAS BEEN ARBITRARILY DETERMINED. YOU MAY NOT RELY ON THIS PRICE AS AN INDICATION OF THE PURCHASE.

The price of the common stock offered for sale by the selling shareholders was arbitrarily determined. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Moreover, the price of our common stock may decline after the offering.

OUR INCORPORATION DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER THAT STOCKHOLDERS CONSIDER FAVORABLE AND COULD ALSO LIMIT THE MARKET PRICE OF YOUR STOCK, WHICH MAY INHIBIT AN ATTEMPT BY OUR STOCKHOLDERS TO CHANGE OUR DIRECTION OR MANAGEMENT.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. Some of these provisions:

o authorize our board of directors to determine the rights, preferences, privileges and restrictions granted to, or imposed upon, the preferred stock and to fix the number of shares constituting any series and the designation of such series without further action by our stockholders; and

o prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us, which may prevent or frustrate any attempt by our stockholders to change our management or the direction in which we are heading. These and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

WE WILL BE SUBJECT TO THE PENNY STOCK RULES ONCE OUR COMMON STOCK BECOMES ELIGIBLE FOR TRADING. THESE RULES MAY ADVERSELY AFFECT TRADING IN OUR COMMON STOCK.


We expect that our common stock will be a low-priced security under the penny stock rules promulgated under the Securities Exchange Act of 1934. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties in selling the stock, the customer's rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our common stock, decrease liquidity of our common stock and increase transaction costs for sales and purchases of our common stock as compared to other securities.

Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

      (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

      (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

      (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;

      (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and

      (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

RISKS RELATING TO OUR FOREIGN OPERATIONS

OUR OPERATIONS ARE LOCATED IN CHINA AND MAY BE ADVERSELY AFFECTED BY CHANGES IN THE POLICIES OF THE CHINESE GOVERNMENT.

We have operations in China, where we are currently engaged in pre-clinical testing of our HIV-PV Vaccine I product. Our business operations may be adversely affected by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a "socialist market economy" and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reforms program, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment. These effects could substantially impair our business, profits or prospects in China. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increases of such disparities could affect the political or social stability of the PRC.

THE CHINESE GOVERNMENT EXERTS SUBSTANTIAL INFLUENCE OVER THE MANNER IN WHICH WE MUST CONDUCT ITS BUSINESS ACTIVITIES.

The PRC only recently has permitted greater provincial and local economic autonomy and private economic activities. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interests we then hold in Chinese properties or joint ventures. Any such developments could have a material adverse effect on our business, operations, financial condition and prospects.

FUTURE INFLATION IN CHINA MAY INHIBIT ECONOMIC ACTIVITY IN CHINA AND ADVERSELY AFFECT OUR OPERATIONS.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation which have led to the adoption by the PRC government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has moderated since 1995, high inflation may in the future cause the PRC government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affecting our business operations and prospects in the PRC.

WE MAY BE UNABLE TO ENFORCE OUR RIGHTS DUE TO POLICIES REGARDING THE REGULATION OF FOREIGN INVESTMENTS IN CHINA.


The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system prevalent in the United States. The PRC does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. China's regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our business objectives. We may not be able to enforce any legal rights we may have under our contracts or otherwise. Our failure to enforce our legal rights may have a material adverse impact on our operations and financial position, as well as our ability to compete with other companies in our industry.

IT MAY BE DIFFICULT FOR SHAREHOLDERS TO ENFORCE ANY JUDGMENT OBTAINED IN THE UNITED STATES AGAINST US, WHICH MAY LIMIT THE REMEDIES OTHERWISE AVAILABLE TO OUR SHAREHOLDERS.


Substantially all of our assets are located outside the United States. Our current operations are conducted in China. Moreover, most of our directors and officers are nationals or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of China would recognize or enforce judgments of United States courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis" and "Business," contains forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

o our lack of capital and whether or not we will be able to raise capital when we need it;

o our ability to complete development of our products under development;

o our ability to market and manufacture our future products; and

o our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "expects," "intends," "plans," "anticipates," "believes," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders, as described below in the sections entitled "Selling Stockholders" and "Plan of Distribution." With the exception of any brokerage fees and commission which are the obligation of the selling stockholders, we are responsible for the fees, costs and expenses of this offering which are estimated to be $100,000, inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses.

                         DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The offering price has been arbitrarily determined and does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the offering price.

                              SELLING STOCKHOLDERS


The following table sets forth the names of the selling stockholders who may sell their shares under this prospectus from time to time. No selling stockholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as a result of the ownership of our securities, except for the following selling stockholders: Isao Arimoto, our director and vice president and director of our predecessor entity, Bio-Bridge Science Corp.; Yukiko Arimoto, wife of Isao Arimoto, our director and vice president; Noriyo Arimoto, Masayo Arimoto and Kenshi Arimoto, children of Isao Arimoto, our director and vice president; Shyh-Jing (Philip) Chiang, our director and director of our predecessor entity, Bio-Bridge Science Corp.; Toshihiro Komoike, our director and director of our predecessor entity, Bio-Bridge Science Corp.; Atsushi Komoike and Yumi Komoike, children of Toshihiro Komoike, our director; Mingjin Yu, director of our predecessor entity Bio-BridgeScience Corp. and wife of Wenhui Qiao, our director and president; and the law firm Richardson & Patel LLP, which serves as our legal counsel. The following table also provides certain information with respect to the selling stockholders' ownership of our securities as of the date of this prospectus, the total number of securities they may sell under this prospectus from time to time, and the number of securities they will own thereafter assuming no other acquisitions or dispositions of our securities. The selling stockholders can offer all, some or none of their securities, thus we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that the selling stockholders will sell all shares covered by this prospectus.


Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners or managers, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by him or her by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder.

We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. None of the selling stockholders are or were affiliated with registered broker-dealers. See our discussion entitled "Plan of Distribution" for further information regarding the selling stockholders' method of distribution of these shares.

                                        Number of              Number of             Number of              Percentage
       NAME OF SELLING                Shares Owned            Shares Being          Shares Owned           Owned After
         STOCKHOLDER                 Before Offering            Offered            After Offering          Offering(1)
------------------------------  ------------------------- -------------------- ----------------------  --------------------
Akihiko Mori                                       20,000               20,000                      0                     *
Atsuko Nakata                                       5,000                1,000                  4,000                     *
Atsushi Komoike(2)                                250,000               37,500                212,500                     *
Columbia China Capital Group(3)                   200,000              200,000                      0                     *
Eiji Kitamura                                      31,250                6,250                 25,000                     *
Emiko Mushiake                                     30,000               30,000                      0                     *
Hajime Nukii                                       20,000               20,000                      0                     *
Hajime Yamashita                                   20,000               20,000                      0                     *
Haruo Fukui                                        28,050                5,610                 22,440                     *
Hideki Matsumoto                                  125,000               18,750                106,250                     *
Hidenori Nakatsuka                                  2,850                  570                  2,280                     *
Hiroe Kigure                                       31,250                6,250                 25,000                     *
Hiroo Ichimura                                     75,000               11,250                 63,750                     *
Ichirou Makino                                      6,250                1,250                  5,000                     *
Ikuzo Yoneda                                       32,500               21,250                 11,250                     *
Isao Arimoto(4)                                 2,125,000              212,500              1,912,500                  6.3%
Jiro Hiraiwa                                       14,075                2,815                 11,260                     *
Jun Imura                                          20,000               20,000                      0                     *
Junya Yoshino                                      14,000                2,800                 11,200                     *
Kayori Yamashita                                   20,000               20,000                      0                     *
Kazuko Maruyama                                    80,250               12,038                 68,213                     *
Kazuko Ogawa                                      750,000              112,500                637,500                  2.1%
Kazumi Setogawa                                    25,000               25,000                      0                     *
Kazutaka Morioka                                   31,250                6,250                 25,000                     *
Kazuyuki Koda                                      20,000               20,000                      0                     *
Kenji Eikawa                                      180,000              180,000                      0                     *
Kenshi Arimoto(5)                                 650,000               65,000                585,000                  1.9%
Kichirou Komon                                     31,250                6,250                 25,000                     *
Kimiko Yukuyoshi                                   20,000               20,000                      0                     *
Kiyoto Saisou                                      40,000               40,000                      0                     *
Ko Hamada                                         950,000              337,500                612,500                  2.0%
Koichi Nakagawa                                   595,100              106,265                488,835                  1.6%
Kouichi Sakata                                     15,625                3,125                 12,500                     *
Kunio Kameyoshi                                    20,000               20,000                      0                     *
Machiko Nukii                                      25,000                5,000                 20,000                     *
Masaki Maruyama                                    60,000               60,000                      0                     *
Masao Ohnishi                                      25,250               21,050                  4,200                     *
Masasue Mitsuta                                    25,000                3,750                 21,250                     *
Masayo Arimoto(6)                                 600,000               60,000                540,000                  1.8%
Masayoshi Kubo                                     31,250                6,250                 25,000                     *
Mayumi Arimoto                                    250,000               25,000                225,000                     *
Michiaki Matsuura                                  20,000               20,000                      0                     *
Mineo Nitami                                       14,175                2,835                 11,340                     *
Mingjin Yu(7)                                     850,000               85,000                765,000                  2.5%
Minoru Yanai                                       62,500               12,500                 50,000                     *
Misuzu Mitsuta                                     20,000               20,000                      0                     *
Mitsue Komatsubara                                 20,000               20,000                      0                     *
Mitsuyoshi Hatasaki                                80,000               80,000                      0                     *
Noboru Murata                                      25,000                3,750                 21,250                     *
Nobuyuki Terabayashi                               28,025                5,605                 22,420                     *
Noriyo Arimoto(8)                                 600,000               60,000                540,000                  1.8%
Osamu Mizutani                                     20,000               20,000                      0                     *
Reinbo Noboru Murata                               20,000               20,000                      0                     *
Richardson & Patel LLP(9)                         100,000              100,000                      0                     *
Rieko Kuboyama                                     40,000               40,000                      0                     *
Seiji Tago                                         10,000               10,000                      0                     *
Setsuo Kuman                                       40,000               40,000                      0                     *
Shigeyoshi Aoki                                    20,000               20,000                      0                     *
Shinichi Hibi                                      20,000               20,000                      0                     *

                                        Number of              Number of             Number of              Percentage
       NAME OF SELLING                Shares Owned            Shares Being          Shares Owned           Owned After
         STOCKHOLDER                 Before Offering            Offered            After Offering          Offering(1)
------------------------------  ------------------------- -------------------- ----------------------  --------------------
Shinichi Takumi                                    21,000               21,000                      0                     *
Shiro Nobuhara                                     27,952                5,590                 22,362                     *
Shisei Yoshida                                    625,000               93,750                531,250                  1.8%
Shisyu Hausu Co., Ltd.                             20,000               20,000                      0                     *
Shizuko Nitanda                                    20,000               20,000                      0                     *
Shyh Jing (Philip) Chiang(10)                     786,111               78,611                707,500                  2.3%
Susumu Hirauchi                                   133,325               19,999                113,326                     *
Takahiro Ogumo                                     40,000               40,000                      0                     *
Takashi Arimoto                                   214,350               23,153                191,198                     *
Takeo Morita                                       20,000               20,000                      0                     *
Takeshi Yamashita                                  20,000               20,000                      0                     *
Takushi Arimoto                                   250,000               25,000                225,000                     *
Tetsuya Sikata                                     25,000                5,000                 20,000                     *
Tomohiko Matsumoto                                 12,500                2,500                 10,000                     *
Tomoko Toyoda                                      40,000               40,000                      0                     *
Toshihiro Komoike(11)                             750,000              112,500                637,500                  2.1%
Toshimasa Nakaso                                   15,625                3,125                 12,500                     *
Toshiyuki Matsushita                               20,000               20,000                      0                     *
Toyoko Saimu                                       40,000               40,000                      0                     *
Tsuyoshi Kurata                                    31,250                6,250                 25,000                     *
Turuko Kadowaki                                    12,500                1,250                 11,250                     *
Wataru Fujimoto                                    40,000               40,000                      0                     *
Yasuko Ishii                                       32,500               22,500                 10,000                     *
Yasunori Arimoto                                  250,000               25,000                225,000                     *
Yasunori Kihara                                    20,000               20,000                      0                     *
Yasuo Fujiwara                                     13,750                2,750                 11,000                     *
Yasuo Suzuki                                      125,000               25,000                100,000                     *
Yasuto Arata                                       20,000               20,000                      0                     *
Yasuyuki Kousaka                                   10,000               10,000                      0                     *
Yoko Kitazumi                                     250,000               37,500                212,500                     *
Yoshie Arimoto                                    250,000               25,000                225,000                     *
Yoshie Kaigawa                                     51,250               26,250                 25,000                     *
Yoshihiro Tanaka                                   25,000                5,000                 20,000                     *
Yoshiko Hori                                       20,000               20,000                      0                     *
Yoshiro Nukii                                      97,500               51,500                 46,000                     *
Yoshishige Koshio                                  47,952               25,590                 22,362                     *
Yuji Hayashi                                       20,000               20,000                      0                     *
Yukiko Arimoto(12)                              1,500,000              225,000              1,275,000                  4.2%
Yukio Hosoda                                       15,625                3,125                 12,500                     *
Yuko Goto                                          13,750                2,750                 11,000                     *
Yumi Komoike(13)                                  250,000               37,500                212,500                     *
Yumiko Tsunemoto                                   20,000               20,000                      0                     *
Yutaka Asai                                        14,750                2,950                 11,800                     *

            TOTAL                              15,696,590            3,657,606             12,038,984

* Represents less than 1% of our common stock.


(1) Based on 30,271,590 shares issued and outstanding as of April 21, 2005. Assumes that each selling stockholder sells all shares registered under this prospectus. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and each selling stockholder may decide not to sell his or her shares that are registered under this prospectus.


(2) Atsushi Komoike is the son of our director Toshihiro Komoike.

(3) The natural person with voting and investment decision power for the selling stockholder is Mr. Tie (James) Li.

(4) Isao Arimoto is one of our directors.

(5) Kenshi Arimoto is the son of our director Isao Arimoto.

(6) Masayo Arimoto is the daughter of our director Isao Arimoto.

(7) Mingjin Yu is the wife of Wenhui Qiao, our director and president.

(8) Noriyo Arimoto is the daughter of our director Isao Arimoto.

(9) Richardson & Patel LLP is our legal counsel and has rendered an opinion to us regarding the validity of the shares being offered. The natural persons with voting and investment decision power for the selling stockholder are Messrs. Erick Richardson and Nimish Patel.

(10) Shyh-Jing (Philip) Chiang is one of our directors.

(11) Toshihiro Komoike is one of our directors.

(12) Yukiko Arimoto is the wife of our director Isao Arimoto.

(13) Yumi Komoike is the daughter of our director Toshihiro Komoike.

                              PLAN OF DISTRIBUTION

This is our initial public listing. We are registering 3,657,606 shares of our common stock for resale by the selling stockholders identified in the section above entitled "Selling Stockholders." We will receive none of the proceeds from the sale of these shares by the selling stockholders.

We anticipate that a market maker will apply to have our common stock traded on the OTC Bulletin Board. Until our shares are quoted on the OTC Bulletin Board, the selling stockholders will sell at a price of $.50 per share. If we are successful in having our shares traded on the OTC Bulletin Board, the selling stockholders will be able to sell the shares offered by this prospectus in one or more transactions at prevailing market prices or privately negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

o an exchange distribution in accordance with the rules of the applicable exchange;

o privately negotiated transactions;

o settlement of short sales;

o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

o a combination of any such methods of sale;

o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

o any other method permitted pursuant to applicable law.

The selling stockholders and their successors, including their transferees, pledgees or donees or their successors-in-interest, may sell the common shares directly to a purchaser or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchaser. Neither the selling stockholders nor Bio-Bridge can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders, broker-dealers, underwriters or agents relating to the sale or distribution of the shares.

The selling stockholders may also enter into hedging transactions, and persons with whom they effect such transactions, including broker-dealers, may engage in short sales of our common shares. Our selling stockholders may also engage in short sales and short sales against the box, and in options, swaps, derivatives and other transactions in our securities, and may sell and deliver the shares covered by this prospectus in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions that may resell those shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act of 1933, as amended, in connection with the sales and distributions contemplated under this prospectus, and may have civil liability under Sections 11 and 12 of the Securities Act for any omissions or misstatements in this prospectus and the registration statement of which it is a part. Additionally, any profits which our selling stockholders may receive might be deemed to be underwriting compensation under the Securities Act. Because the selling stockholders may be deemed to be an underwriter under Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

The resale shares will be sold only through registered or licensed broker-dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will bear all expenses relating to the sale of our common shares under this prospectus, except that the selling stockholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders.

Any common shares offered under this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may also be sold under Rule 144 rather than pursuant to this prospectus.

Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We have agreed to keep this prospectus effective until the date on which the shares may be resold by the selling stockholders without registration by reason of Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect.

                                LEGAL PROCEEDINGS

We are not currently subject to either threatened or pending litigation, actions or administrative proceedings.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table identifies our current executive officers and directors, their respective offices and positions, and their respective dates of election or appointment:


                                                                                                  INITIAL ELECTION OR
              NAME               AGE                         POSITION HELD                        APPOINTMENT DATE
----------------------------------------------------------------------------------------------------------------------------------
Liang Qiao, M.D.                 45                   Chairman of the Board, Chief                 October 26, 2004
                                                      Executive Officer and Secretary
----------------------------------------------------------------------------------------------------------------------------------
Wenhui Qiao                      36                   President and Director                       October 26, 2004
----------------------------------------------------------------------------------------------------------------------------------
Chuen Huei (Kevin) Lee           34                   Chief Financial Officer                      October 27, 2004
----------------------------------------------------------------------------------------------------------------------------------
Toshihiro Komoike                52                   Director                                     October 26, 2004
----------------------------------------------------------------------------------------------------------------------------------
Isao Arimoto                     56                   Vice President and Director                  October 26, 2004
----------------------------------------------------------------------------------------------------------------------------------
Shyh-Jing (Philip) Chiang        44                   Director                                     October 26, 2004
----------------------------------------------------------------------------------------------------------------------------------


Mr. Wenhui Qiao and Dr. Liang Qiao are brothers. There are no other family relationships among the executive officers and directors.

Our executive officers are appointed by our board of directors and serve at the board's discretion. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings to our knowledge between non-management stockholders that may directly or indirectly participate in or influence the management of our affairs. None of our directors or executive officers has, during the past five years,

o had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time,

o been convicted in a criminal proceeding and none of our directors or executive officers is subject to a pending criminal proceeding,

o been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities, or

o been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

BUSINESS EXPERIENCE


DR. LIANG QIAO is one of our co-founders and has served as our chairman of the board of directors, chief executive officer and secretary since October 2004. Since February 2002, Dr. Qiao has served as director of our wholly owned subsidiary Bio-Bridge Science Corp. and has served as its chief executive officer and chairman of the board since May 2004. Since July 2000, Dr. Qiao has served as an Associate Professor at Loyola University Chicago, Strich School of Medicine. From May 1994 to June 2000, Dr. Qiao was an Assistant Professor at Loyola University Chicago, Strich School of Medicine. Dr. Qiao also worked as a research scholar at the German Cancer Research Center in Heidelberg, Germany, where he made his discovery of mucosal immune regulation mechanisms. Dr. Qiao received a B.M. from Henan Medical University in China and an M.D. from Lausanne University in Switzerland.

MR. WENHUI QIAO is one of our co-founders and has served as our president and director since October 2004. Mr. Qiao has served as director of Bio-BridgeScience Corp. since February 2002 and its president since May 2004. From July 1999 to December 2001, Mr. Qiao served as chief executive officer of Dongfang Huayin Anti- Radiation Company, which was located in Henan Province, China. From 1994 to 1998, he served as the chief representative for Henan Province in Japan. Mr. Qiao received a B.A. in Economics from Doshisha University in Japan.

MR. CHUEN HUEI (KEVIN) LEE, CFA, has served as our chief financial officer since October 2004. Mr. Lee also has served as chief financial officer of Bio-Bridge Science Corp. since May 2004. From October 2001 to June 2004, he served as Vice President of CMV in Beijing and Shanghai, China. From February 2000 to August 2001, Mr. Lee served as Manager of Grand Cathay Securities Corporation in Taipei, Taiwan. From September 1998 to February 2000, he was the Manager of American Express Bank's Taipei Branch. Mr. Lee received a B.A. from Taiwan University and an M.B.A. from Columbia University. He is a chartered financial analyst (CFA) charter holder.

MR. TOSHIHIRO KOMOIKE has served as our director since October 2004. Mr. Komoike also has served as director of Bio-Bridge Science Corp. since May 2004. From 1998 to 2004, Mr. Komoike served as Senior Manager of Sumisho Textile Company in Japan. He received a degree in Commerce from Kansai University in Japan.

MR. ISAO ARIMOTO is one of our co-founders and has served as our vice president and director since October 2004. Mr. Arimoto also has served as vice president of Bio-Bridge Science Corp. since May 2004 and its director since February 2002. Since February 1975, Mr. Arimoto has served as chief executive officer of Chugoko-Knit Company in Japan. He has 30 years of business experience as an entrepreneur in Japan and China.

MR. SHYH-JING (PHILIP) CHIANG has served as our director since October 2004. Mr. Chiang also has served as director of Bio-Bridge Science Corp. since February 2002. Since June 2004, Mr. Chiang has served as head of investment banking at Nomura Securities in Taipei, Taiwan. From March 2004 to May 2004, he served as chief representative of Rabobank's office in Taipei. From June 2001 to May 2004, he was director of investment banking at ING Baring in Taipei. Mr. Chiang served as executive vice president of Grand Cathay Securities from August 2000 to June 2001. From September 1996 to April 2000, he served as vice president of Credit Agricole Indosuez. Mr. Chiang received a B.A. from Tunghai University in Taiwan and an M.B.A. from the University of Missouri.

Our board of directors currently consists of five members. Our bylaws provide that our directors will be elected at each annual meeting of the stockholders. Their term of office will run until the next annual meeting of the stockholders and until their successors have been elected.

To date, our board of directors has not separately designated a standing audit committee. Since no such committee exists, our entire board of directors constitutes the audit committee pursuant to Section 3(a)(58)(A) of the Exchange Act of 1934.

No individual on our board of directors possesses all of the attributes of an audit committee financial expert and no one on our board of directors is deemed to be an audit committee financial expert. In forming our board of directors, we sought out individuals who would be able to guide our operations based on their business experience, both past and present, or their education. Mr. Lee, our Chief Financial Officer, serves as our financial expert regarding generally accepted accounting principals and general application of such principles in connection with the accounting for estimates and accruals, including an understanding of internal control procedures and policies over financial reporting, and maintains sufficient experience analyzing or evaluating financial statements in such depth and breadth as may be required of an audit committee financial expert. However, Mr. Lee is not an elected director of the company. We recognize that having a person who possesses all of the attributes of an audit committee financial expert would be a valuable addition to our board of directors, however, we are not, at this time, able to compensate such a person. Therefore, we may find it difficult to attract such a candidate.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following tables set forth certain information regarding beneficial ownership of our securities as of April 21, 2005 by (i) each person who is known by us to own beneficially more than five percent (5%) of the outstanding shares of each class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group. We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted. Unless otherwise stated, their address is c/o Bio-Bridge Science, Inc., 1211 West 22nd Street, Suite 615, Oak Brook, IL 60523. As of April 21, 2005, there were 30,271,590 shares of common stock issued and outstanding.


                                  COMMON STOCK

                                                                                              PERCENTAGE OF
                                                           NUMBER OF SHARES OF             OUTSTANDING SHARES
           NAME OF DIRECTOR, OFFICER AND                      COMMON STOCK                      OF COMMON
                 BENEFICIAL OWNER                         BENEFICIALLY OWNED(1)                 STOCK(2)
                 ----------------                         ---------------------                 --------
Named Executive Officers and Directors:
Liang Qiao, M.D.                                               13,750,000                         45.4%
Wenhui Qiao(1)                                                  1,675,000                          5.5%
Chuen Huei (Kevin) Lee                                             ---                              *
Toshihiro Komoike(2)                                            1,250,000                          4.1%
Isao Arimoto(3)                                                 5,475,000                         18.1%
Shyh-Jing (Philip) Chiang                                         786,111                          2.6%
Five Percent Stockholders of Common Stock:
None.
All Officers and Directors as a Group (6 Persons)(1)(2)(3)     22,935,111                         75.8%

* Less than one percent beneficially owned.

(1) Includes 825,000 shares owned by Wenhui Qiao individually. Also includes 850,000 shares held by Mingjin Yu, Mr. Qiao's wife. Mr. Qiao disclaims beneficial ownership of the shares held by his wife, except to the extent of his pecuniary interest therein.

(2) Includes 750,000 shares owned by Toshihiro Komoike individually. Additionally includes 250,000 shares and 250,000 shares held by Atsushi Komoike and Yumi Komoike, respectively, Mr. Komoike's children living at home. Mr. Komoike disclaims beneficial ownership of the shares held by his children, except to the extent of his pecuniary interest therein.

(3) Includes 2,125,000 shares owned by Isao Arimoto himself individually, 1,500,000 shares owned by Yukiko Arimoto, Mr. Arimoto's wife, 650,000 shares, 600,000 shares and 600,000 shares held by Kenshi Arimoto, Masayo Arimoto and Noriyo Arimoto, respectively, Mr. Arimoto's children living at home. Mr. Arimoto disclaims beneficial ownership of the shares held by his wife and children, except to the extent of his pecuniary interest therein.

CHANGE OF CONTROL

To the knowledge of management, there are no present arrangements or pledges of securities of our company that may result in a change in control of the company.

                            DESCRIPTION OF SECURITIES

GENERAL

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share.

COMMON STOCK

The securities being offered by the selling stockholders are shares of our common stock. Prior to this offering there has been no public or private trading market for our common stock.

As of April 21, 2005, there were issued and outstanding 30,271,590 shares of common stock that were held of record by approximately 116 stockholders.


The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered in this offering will be fully paid and not liable for further call or assessment.

Please review our certificate of incorporation and bylaws, copies of which have been filed with the SEC, as well as the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of our shares.

The holders of common stock do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of common stock voting for election of directors may elect all the directors if they choose to do so. In this event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors. Except as otherwise required by Delaware law, all stockholder action is taken by the vote of a majority of the issued and outstanding shares of common stock present at a meeting of stockholders at which a quorum consisting of a majority of the issued and outstanding shares of common stock is present in person or proxy.

PREFERRED STOCK


As of April 21, 2005, there were no issued and outstanding shares of preferred stock. Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock. Our board will also have the authority, without the approval of the stockholders, to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Preferred stock could thus be issued with terms that could delay or prevent a change in control of our company or make removal of management more difficult. In addition, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

                                  LEGAL MATTERS

The validity of the common stock to be sold by the selling stockholders under this prospectus will be passed upon for us by Richardson & Patel LLP. Richardson & Patel LLP owns 100,000 shares of our common stock, which are being registered for sale under this prospectus.

                                     EXPERTS

The financial statements for Bio-Bridge Science, Inc. as of December 31, 2004 and for the years ended December 31, 2004 and 2003 included in this prospectus have been audited by Weinberg & Company, P.A., the registered independent accounting firm to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of that firm as experts in auditing and accounting.


            DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

o for any breach of their duty of loyalty to us or our stockholders;

o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

o for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

o for any transaction from which the director derived an improper personal benefit.

In addition, our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf, to the fullest extent permitted by Delaware General Corporation Law, if our board of directors authorizes the proceeding for which such person is seeking indemnification (other than proceedings that are brought to enforce the indemnification provisions pursuant to the bylaws).

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

                             DESCRIPTION OF BUSINESS


GENERAL

We are a development stage company whose subsidiaries are focused on the commercial development of biological products for the prevention and treatment of human infectious diseases. Through our wholly owned subsidiaries, we develop and commercialize HIV-PV Vaccine I, a vaccine designed to prevent and treat infection by the human immunodeficiency virus, or HIV. The original HIV-PV Vaccine I technology was co-developed by Dr. Liang Qiao, our chief executive officer and an associate professor at Loyola University Chicago, and is owned by Loyola University. In June 2002, Loyola University exclusively licensed this technology to our subsidiary Bio-Bridge Science Corporation with respect to People's Republic of China, Japan and the United States. Pursuant to an agreement with the Beijing Institute of Radiation Medicine, we are currently conducting pre-clinical testing of HIV-PV Vaccine I in mainland China which we anticipate will be completed by October 2005. Once the pre-clinical testing is completed, we plan to apply to China's State Food and Drug Administration for approval to conduct clinical trials of HIV-PV Vaccine I.

Our strategy is to develop, test and obtain regulatory approval for HIV-PV Vaccine I in China first and then in the United States and Japan. In May 2003, we purchased the right to use for fifty years approximately 2.8 acres of land in the Tianzhu Export Processing Zone, Shunyi District, Beijing, China to develop a laboratory and biomanufacturing facility in compliance with Good Manufacturing Practices, or GMP, regulations primarily for clinical trials of HIV-PV Vaccine
I. Under Chinese law, there is no private ownership of land, and accordingly, we do not own this land. In July 2003, we engaged a contractor to design the GMP facility. As of April 21, 2005, we have received all necessary permits and approvals for the construction of the facility, the outside body of which has been completed. The approximate cost of building and outfitting this facility is $3,000,000. As of December 31, 2004, we have advanced $362,472 as partial payment pursuant to contract involving structural and foundation work for the facility in an aggregate amount of $724,900. We currently have no commitments to make payments for this construction project, except for the remaining $362,472 pursuant to this contract.

We expect to complete pre-clinical animal testing through collaboration with Beijing Institute of Radiation Medicine in October 2005, and submit application for approval of clinical study to Beijing branch of SFDA. If we receive approval, we will conduct Phase I, II and III human clinical trials. If these clinical trials show that our vaccine is safe and effective, we will apply for a new drug approval certificate and approval for sale. We intend to conduct a phase IV clinical study after our vaccine is made available to the market.To date, we have not commenced clinical testing of this vaccine, nor has it been approved by the China State Food and Drug Administration or any other regulatory agency. Further, we have not received any revenues to date and, until we receive the necessary approvals from the SFDA or a similar regulatory authority located in Japan or the United States, we will not have any revenues.


We have incurred significant losses since inception as a result of research and development and general and administrative expenses in support of our operations. We expect to continue to incur substantial losses over at least the next year as we complete our pre-clinical trials, apply for regulatory approvals of clinical trials, construct our laboratory and biomanufacturing facility and continue development of our technology. We will need to raise additional capital in the next 12 months to meet these operating expenses. See "Plan of Operation."

HISTORY, REORGANIZATIONS AND CORPORATE STRUCTURE OF THE COMPANY


We were incorporated in Delaware on October 26, 2004 for the purpose of creating a holding company for Bio-Bridge Science Corp. On November 4, 2004, we initiated exchange offers to the shareholders of Bio- Bridge Science Corp. By November
12, 2004, 100% of the shareholders of Bio-Bridge Science Corp. had tendered their shares. Effective December 1, 2004, we issued 29,971,590 shares of our common stock to the shareholders of Bio-Bridge Science Corp. pursuant to the Agreement for the Exchange of Shares dated as of November 4, 2004 ("Exchange Agreement") by and among us, Bio-Bridge Science Corp. and the shareholders of record of Bio-Bridge Science Corp. As a result of this exchange reorganization, effective the date of December 1, 2004, we became the sole shareholder of Bio-Bridge Science Corp., and it became our wholly owned subsidiary. The Bio-Bridge Science Corp. shareholders acquired control of our company pursuant to the Exchange Agreement, resulting in Dr. Liang Qiao's ownership of 13,750,000 shares or approximately 45% of our company. The directors and members of management of Bio-Bridge Science Corp. are the same directors and management of Bio-Bridge Science, Inc., the Delaware corporation. There was no change in corporate structure before and after the incorporation of Bio-Bridge Science, Inc. The acquisition will be accounted for as a reverse merger (recapitalization) with Bio-Bridge Science Corp. deemed to be the accounting acquirer, and Bio-Bridge Science Inc. deemed to be the legal acquirer. Accordingly, the historical financial information presented herein is that of Bio-Bridge Science Corp. as adjusted to give effect to any difference in the par value of the issuer's and the accounting acquirer's stock with an offset to capital in excess of par value. The historical basis of assets, liabilities and retained earnings of Bio-Bridge Science Corp., the accounting acquirer will also be carried forward after the acquisition. Also, Bio-Bridge Science Corp. basis of its assets and liabilities will be carried over in the recapitalization.

Bio-Bridge Science Corp. was incorporated in the Cayman Islands on February 11, 2002 to complete development of, and commercialize, HIV-PV Vaccine I, a vaccine designed to prevent and treat infection and disease caused by HIV, the virus that causes AIDS. At the time of the share exchange Bio-Bridge Science Corp.'s directors included Dr. Liang Qiao, Wenhui Qiao, Toshihiro Komoike, Isao Arimoto and Shyh-Jing (Philip) Chiang. Its executive officers consisted of Dr. Liang Qiao, chief executive officer and secretary, Wenhui Qiao, president, Chuen Huei (Kevin) Lee, chief financial officer, and Isao Arimoto, vice president.

Bio-Bridge Science Corp. holds a 100% interest in Bio-Bridge Science (Beijing) Corp. Ltd., a Wholly-Foreign Funded Enterprise of the People's Republic of China, which was established on May 20, 2002. Bio-Bridge Science (Beijing) was issued an operating license for 25 years on May 20, 2002. This license can be renewed for an additional 25 years after it pays a nominal fee. This 25-year limitation currently applies to all commercial enterprises in the People's Republic of China. Bio-Bridge Science Corp., through its wholly owned subsidiary in Beijing, China, is currently engaged in the development and commercialization of HIV-PV Vaccine I, in China. Bio-Bridge Science (Beijing)'s executive officer is Wenhui Qiao, general manager. Its directors include Wenhui Qiao, chairman, Dr. Liang Qiao, vice chairman, Mingjin Yu, Isao Arimoto and Shyh- Jing (Philip) Chiang.

On April 12, 2004, Bio-Bridge Science Corp. acquired 2,240,000, or 100% of the outstanding shares, of Aegir Ventures, Inc., a public reporting company, for a purchase price of $40,000. As a result of this acquisition, Aegir Ventures, Inc., a Delaware corporation, became a wholly owned subsidiary of Bio-Bridge Science Corp. In connection with this transaction, Mingjin Yu was appointed president, secretary, treasurer and director of Aegir Ventures, Inc. On November 26, 2004, Bio-Bridge Science Corp. sold 2,240,000 shares, representing all issued and outstanding capital stock of Aegir Ventures, to Nakagawa Corporation, a Japan corporation, in exchange for $40,000 payable by promissory note over one year. In connection with the closing of this transaction on November 26, 2004, Mingjin Yu resigned from the positions of president, secretary, treasurer and director of Aegir Ventures, and Nakagawa Koichi was appointed to these positions.

OVERVIEW OF HIV AND AIDS IN CHINA, JAPAN AND THE UNITED STATES


HIV is the virus that causes Acquired Immunodeficiency Syndrome, or AIDS, a lethal disease characterized by the gradual deterioration of the human immune system. HIV is transmitted by three predominant means: sexual contact; exposure to blood from an infected person, such as sharing needles in drug use; and transmission from infected mothers to their newborns. Although the disease is manifested in many ways, the problem common to all patients is the destruction of essential immune cells known as T lymphocytes, or T cells. Destruction of these T cells by HIV makes the body particularly vulnerable to infections and cancers that typify AIDS and ultimately cause death. Blocking HIV infection would prevent AIDS.


CHINA


It is officially estimated that China has 840,000 people infected with HIV, and the number is growing according to a survey by the Ministry of Health of China in 2003. According to the United Nations and other various estimates, the number of HIV-infected population in China is around 800,000 to 1.5 million and the number can reach 10-15 million by 2010 if no major precautionary measure is taken. According to the Joint United Nations Program on HIV/AIDS, or UNAIDS, and the World Health Organization, or WHO, and their report dated 2003, high rates of HIV prevalence has been found among injecting drug users - 35-80% in Xinjiang and 20% in Guangdong provinces of China - while a severe HIV epidemic has affected communities in China where unsafe blood-collection practices occurred in the 1990s. The HIV epidemic has spread to 31 provinces, autonomous regions and municipalities, and the number of reported HIV/AIDS cases has increased significantly in recent years.

The Chinese government has taken steps to curb the HIV/AIDS epidemic, including prioritizing AIDS drug approval and establishing a policy, referred to as the Green Mile policy in this prospectus, to expedite the drug approval process. In 2001, the PRC Ministry of Health, the lead government agency responsible for addressing the HIV/AIDS issue, formed a Center for Disease Control and Prevention, adopted a five-year action plan, and increased government spending at the national and provincial levels. The funding for safety of national blood banks has been increased through a RMB 1.5 billion (about $181 million) government bond issue, and China's 2001 budget for HIV/AIDS prevention and treatment increased to RMB 100 million per year (US$12 million). As a comparison, from 1990 to 1995, annual spending by the central government on HIV/AIDS was estimated to be around US$500,000 per year, reaching approximately $1.8 million per year from 1996 to 2000. In 2003, the central government spent $40 million on HIV/AIDS, and it was expected that the amount will be increased to $56.8 million in 2004 according to Vice Minister of Ministry of Health, who chaired a press conference on curing HIV/AIDS in China on June 29,2004. To date, we have not received any funding commitments from the Chinese government, nor have we applied for any government funding. However, we may apply for government funding in the future.


International and domestic programs have been undertaken to help prevent the spread of HIV in China and treat the patients infected by HIV. Grassroots organizations have created peer-education groups, and even small groups of independently organized college students are traveling to the countryside to teach prevention and raise awareness of HIV. International non-governmental organizations, foreign governments and the United Nations are all active in China and have invested funds and expertise in addressing the HIV epidemic. The Chinese government has expressed a willingness to work with the international community to create policies and programs that will prevent HIV/AIDS from spreading.

Chinese government policies currently emphasize treatment of HIV/AIDS by locally producing more affordable antiretroviral treatments and negotiating reduced prices for patented antiretrovirals produced by multinational pharmaceutical companies to create "cocktail" treatments to suppress HIV. The prices of imported and Chinese-produced medications are still well beyond the reach of the vast majority of Chinese who have HIV. As a result, China is encouraging HIV/AIDS research in order to develop effective HIV/AIDS vaccine and treatment drugs. China's SFDA has given priority to domestically produced anti-AIDS drugs during the examination and approval process, so as to expedite public access to HIV drugs.


JAPAN

There are an estimated 20,000 people living with HIV/AIDS in Japan as of 2003. Statistics reveal that the number of newly reported HIV infections and AIDS diagnoses continues to climb steadily, making Japan an exception among high-income countries. Experts point out that the epidemic may be spreading much more quickly than available figures indicate, and that this increase may be linked to changes in the sexual behavior of young people, greater migration across national borders, and delays in the early identification of infection due to inadequate availability of testing and counseling. Unless effective preventive action is taken, the number of infected is likely to more than double to 50,000 by the year 2010.

The Ministry of Health, Labor and Welfare is at the forefront of domestic policies while the Ministry of Foreign Affairs formulates foreign policies on HIV/AIDS, and no concerted national policy has yet been articulated to bridge the various efforts in the fight against the domestic and global spread of the epidemic. Much of Japan's present-day legal and regulatory framework, social welfare coverage, promotion of basic and clinical research and provision of medical care and treatment concerning HIV/AIDS in Japan has arisen out of the 1996 settlement agreed to by representatives of the HIV-infected hemophiliacs and the Ministry of Health, Labour and Welfare. The epidemic was first identified in Japan among hemophiliacs who had been infected through contaminated blood products. When the contamination was linked to the failure of pharmaceutical companies and government officials to exercise proper safeguards, scandal erupted. This scandal peaked in the mid-1990's and became the climactic point in the history of HIV/AIDS in Japan, but once the legal settlement was reached, the issue of AIDS appeared to have been put to rest in the eyes of the general public. Ever since, the level of interest in HIV/AIDS in Japanese society has remained low. The implementation of effective measures to promote prevention and awareness-raising regarding sexual transmission of the disease, in comparison to the 1996 settlement, lags far behind. Nonetheless, there is a growing demand for greater efforts to counter the rapid spread of the epidemic among populations vulnerable to HIV infection.

Fighting infectious diseases has been given priority in Japan's Official Development Assistance scheme, and the government has pledged a total of US$3 billion under the Okinawa Infectious Diseases Initiative for the five-year period from 2000 to 2004. Although Japan can boast considerable expertise in treating tuberculosis, polio, and parasitic diseases, the same cannot be said in the case of HIV/ AIDS, an area where Japan's potential contribution is seen as relatively limited. Consequently, the Japanese government has resorted to taking a comprehensive approach to fight all infectious diseases rather than focusing solely on HIV/AIDS. In this sense, the Okinawa Infectious Diseases Initiative fails to give high priority to HIV/AIDS, including it as one of many targeted infectious and parasitic diseases. Indeed, projects under this initiative that are specifically related to HIV/AIDS have only accounted for 8 percent of total expenditures.

There are approximately 100 community-based nongovernmental organizations involved in HIV/AIDS issues on the domestic scene, which are mostly run on a volunteer basis by medical experts or people living with HIV/AIDS. They have been effective in conducting prevention programs and offering care and support for population groups vulnerable to HIV infection and not adequately reached by public agencies. Private financial resources for NGOs involved in HIV/AIDS issues are severely limited. Grants from private foundations seldom go to support nongovernmental organizations engaged in grassroots activities. Meanwhile, although many foundations fund research and offer scholarships in the fields of health, medicine and welfare, none give top priority to HIV/AIDS.

United States

The UNAIDS 2004 report on the global AIDS epidemic finds that infections are on the rise in the U.S. An estimated 950,000 people are living with HIV in the U.S., an increase from 900,000 in 2001. An estimated 40 000 people have been infected with HIV each year in the U.S. in the last ten years, but the epidemic is now disproportionately lodged among African Americans and is affecting much greater numbers of women. In 2003, African Americans accounted for at least 25% of all AIDS cases, compared with 20% in 2001. That proportion could be higher, since the estimate was based on data collected in just 29 states. Although African Americans represent just 12% of the country's population, over half of new HIV diagnoses in recent years have been among them. Especially affected are African American women, who account for up to 72% of new HIV diagnoses in all U.S. women. According to the Centers for Disease Control and Prevention, AIDS ranked among the top three causes of death for African American men aged 25-54 and for African American women aged 35-44 years in 2000. Although race and ethnicity are not per se risk factors for HIV, poverty and other forms of socioeconomic deprivation, however, are known to increase vulnerability to HIV infection. It is estimated that one in four African Americans lives in poverty, and some studies in the U.S. have discerned a close relationship between higher AIDS incidence and lower income. It is possible that high incarceration rates, particularly for African American men, could be an amplifying factor in the epidemic through injecting drug use and unprotected sex in prison institutions. For men overall, and African American men specifically, the vast majority of HIV infections occur during injecting drug use and sex between men. High levels of risk behaviour are still being found especially among younger men who have sex with men. However, heterosexual intercourse accounts for most HIV diagnoses among women, and there are strong indications that the main risk factor for many women acquiring HIV is the often-undisclosed risk behaviour of their male partners. Recent research in a low-income area of New York City, for example, has shown that women were more than twice as likely to be infected by a husband or steady boyfriend than by casual sex partners. Along with injecting drug use, unsafe sex with other men on the part of male partners appears to be a significant risk factor for some women. A seven-city study among men who have sex with men has found that 9% of them also had sex with women, and a more recent study among young African American men who have sex with men found that 20% of the men reported also having female sex partners.


The great majority of people living with HIV in high-income countries, including the U.S., who need antiretroviral therapy have access to it, so they are staying healthy and surviving longer than infected people elsewhere. After the introduction of antiretroviral therapy in 1995 and 1996, AIDS-related deaths fell steeply in the U.S until the late 1990s and then continued to decline more gradually--from 19,005 reported AIDS deaths in 1998 to 16,371 deaths in 2002. However, the rate of death due to AIDS among African Americans was over twice as high as that among whites in 2002. African Americans now have the poorest survival rates among people diagnosed with AIDS-probably reflecting late diagnoses, often after the disease has become symptomatic, and inadequate access to quality health care services.

Progress recently has been made in treating HIV infection. Current HIV therapies slow multiplication of the virus and delay the onset of AIDS. They do not cure HIV infection or AIDS. Considering costs, toxicities, difficulties in compliance with complex drug regimens and the development of resistance to these drugs, we believe such therapies will be available only to a small fraction of the HIV-infected population. Accordingly, we believe they will probably have a minimal impact on the worldwide epidemic.


GOVERNMENT REGULATION IN CHINA, JAPAN AND THE UNITED STATES

Our HIV-PV Vaccine I product candidate must receive regulatory approval before it is marketed. The regulatory requirements involve stringent standards that may vary among different countries. In general, before a drug can qualify for marketing approval, a registration application must be submitted to a regulatory authority for review and evaluation. The registration application principally contains detailed information about the safety and efficacy of a new medication. It also provides details about the manufacturing process, the proposed production facility and information to be provided to health care providers or patients. The registration process can last from several months to several years and depends, among other things, on the laws and regulations of the country in which the review takes place, the nature of the medication under review, the quality of the submitted data, and the efficiency of the review procedure. The process of developing a drug from discovery through testing, registration and initial product launch typically takes 10 to 15 years and, according to recent research by the Tufts Center for Drug Development, exceeds U.S. $800 million. There are three phases to clinical testing of unapproved drug candidates in humans:

      o Phase I involves the first trial of a new drug candidate in humans. The focus at this phase is an assessment of clinical safety, tolerability, and metabolic and pharmacologic properties. Testing generally is performed in a small number of human volunteers;

      o Phase II trials are controlled clinical studies that test the safety and efficacy of the drug candidate in several hundred patients with the targeted disease. The goals of this phase include determining the appropriate doses for further testing and identifying common side effects and risks that may be associated with the drug;

      o Phase III trials establish safety and effectiveness for regulatory approval for indicated uses and to evaluate overall benefit-risk relationship. These studies usually include from several hundred to several thousand people. The results of these clinical trials are then submitted to appropriate regulatory authorities with the objective of obtaining approval to sell the drug; and

      o Phase IV trials may be conducted after approval and commercial launch to further evaluate the safety and efficacy of the products or to investigate potential new applications.

The State Drug Administration, or SFDA, in China regulates the drug approval process. The process involves pre-clinical in vitro laboratory and in vitro animal testing for toxicity and pharmacological effects, and submission to the SFDA of an application for approval of clinical studies. The provincial branch of the SFDA conducts an on-site review and sampling process and accepts the application within a maximum of five days from the date of submission. The Medicine Review Center of the SFDA then reviews the technology and may request supplementary information from the applicant. The Medicine Review Center completes its review within at least 100 days and the SFDA then approves the clinical study or disapproves it. After the SFDA approves clinical trials, the applicant then presents the clinical study plan and information concerning participating parties. The applicant may then proceed with human clinical trial Phases I. II and III. The next step is to apply to the SFDA for new drug certificates and approval for production and sale. The Green Mile policy allows qualified applicants to enter the drug approval process immediately without waiting in line for application. Thousands of new drugs ordinarily wait for application each year. We estimate that the total drug approval process in China may take at least two years from the date of the application for approval of clinical study. However, the SFDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies.

The principal regulatory authority with respect to prescription drug approvals in the U.S. is the Food and Drug Administration, or the FDA. The FDA administers and executes requirements covering the research, development, testing, approval, safety, effectiveness, manufacturing, labeling and marketing of prescription drugs. Drug safety and efficacy are evaluated pursuant to FDA regulations throughout the life of a product, and in particular at four distinct stages:

      o     preclinical safety assessment;

      o pre-approval safety or efficacy assessment in humans, or Phase I, II and III clinical trials;

      o safety and efficacy assessment during FDA regulatory review, which is usually completed in 10 to 12 months; and

      o     post-marketing safety surveillance.

Japanese regulatory authorities recognize clinical data developed outside of Japan, however, we will face two particular challenges that make the drug approval process sometimes difficult for drugs developed outside of Japan. First, the Japanese regulatory authorities request bridging studies to verify that foreign clinical data are applicable to Japanese patients. Second, Japanese regulatory authorities require the tests to determine appropriate dosages for Japanese patients to be conducted on Japanese patient volunteers. Due to these requirements, delays of two to three years in introducing a drug developed outside of Japan to the Japanese market are possible. In recent years, efforts have been made between the U.S. and Japan and countries in other regions to achieve shorter development and registration times for medicinal products by harmonizing the individual requirements of these three regions. The process is called the International Conference on Harmonization. For the foreseeable future, however, approval must be obtained separately in each market.

We anticipate that we will submit the application to SFDA for approval of clinical trials by October 2005. We estimate that clinical trials for Vaccine I to treat HIV-1-infected individuals may take at least two years. However, the SFDA may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. Once the vaccine is approved for sale in China, we will apply for regulatory approval of the vaccine in the U.S. and Japan.


VACCINES

Vaccines are preventative, and as a result, they are particularly suited to address epidemics, including the HIV/AIDS epidemic.


Vaccines prevent infection by activating the immune system to neutralize infectious viruses. The immune system's initial response to a virus includes the production of antibodies, which are the only human immune response known to prevent viral infection. The antibodies bind to a specific part of the virus and prevent it from entering the cells. This specific structure, called an antigen, is often a protein on the viral surface. If a virus cannot enter a cell, it is unable to multiply and dies within a few hours in the host. This protection against infection is called neutralization.

Several neutralizing antibodies isolated from HIV-infected individuals can globally neutralize diverse strains of HIV. Administration of the neutralizing antibodies in HIV patients resulted in reductions in amount of viruses present in a given volume of blood. Thus, eliciting broadly neutralizing antibodies is a major goal in HIV vaccine development. Neutralizing antibody-based HIV vaccine can induce neutralizing antibodies, which block the viral entry into target cells.

Different vaccine strategies are required to activate the immune system's cytotoxic T-cells, which are white blood cells that search for and eliminate virus-infected cells. Viruses replicate by subverting the metabolism of the infected cell to make more virus. Once this process is completed, a new crop of viruses leave the cell, often killing it in the process, and infect new cells. Except while in transit between cells, viruses work inside the cells safe from any antibodies. But early in the process, infected cells display fragments of the viral proteins in their surface molecules. Cytotoxic T-cells recognize and bind to the infected cell and often will be able to destroy it before it can release a new crop of viruses. Most cytotoxic T-cells will die after they have eliminated the infected cell, but some will become memory cells, or long-lived cells ready to respond to a later exposure to the virus.

Virus specific cytotoxic T-cells have been detected in HIV-infected individuals. These cytotoxic T-cells have been found to control viral replication, resulting in slower progression of the AIDS disease. Cytotoxic T-cells-based HIV vaccine can induce HIV specific cytotoxic T-cells that eliminate HIV infected cells and control viral replication.

THE ROLE OF MUCOUS MEMBRANE DURING HIV INFECTION

HIV is transmitted sexually or directly into the bloodstream. The mucosal surface is one of the most important portals for HIV transmission. The mucosal surface is the membranous tissue that covers surfaces or lines a tube or cavity of the body and serves to enclose and protect parts of the body from the exterior environment. Mucosal surfaces include the mouth, intestinal and vaginal cavity. The tissue in intestinal mucosa contains many immune cells that are usually infected with HIV-1 in patients with AIDS. During the course of an AIDS infection, the intestine is the earliest target for viral infection and loss of immune cells. Thus, now it is clear that HIV infection is primarily a disease of the mucosal immune system. Some candidate vaccines that induced relatively strong systemic immune responses in connection with virus transmitted directly into the bloodstream have failed to provide adequate protection in non-human primate models. Therefore, there is reason to believe that mucosal immunity will be essential for designing an effective AIDS vaccine. Accordingly, we believe that it is important for the ideal HIV vaccines to induce not only systemic but also mucosal HIV-specific immune response to prevent the entry of HIV into the mucosa, to inhibit HIV replication, and to clear HIV during and after transmission. We believe that stimulating mucosal immune responses, including neutralizing antibodies and cytotoxic T cells, will be key in the development of an effective AIDS vaccine.

PRODUCTS UNDER DEVELOPMENT

HIV-PV VACCINE I FOR HIV/AIDS


Bio-Bridge HIV-PV Vaccine I is based on the unique papillomavirus pseudovirus technology co-developed by Dr. Liang Qiao. The basic principle is to package selected HIV genes, such as those encoding HIV-1 Gag, or the core protein of HIV-1, by the non-infectious papillomavirus virus-like particles to form papillomavirus pseudoviruses.

Papillomavirus are sexually transmitted viruses and their major structural protein can spontaneously assemble into virus-like particles. These particles can package unrelated genes encoding proteins of interest, including genes for HIV proteins, to form papillomavirus pseudovirus. Papillomavirus pseudoviruses are benign viruses, or vectors, that deliver the genes for HIV proteins to cells in mucosal and systemic lymphoid tissues via oral route. The infected cells then produce HIV proteins, or antigens, that can then attract the attention of cytotoxic T-cells. Our tests show that oral immunization with papillomavirus pseudoviruses encoding HIV-1 Gag induces mucosal and systemic HIV-1 Gag-specific cytotoxic T-cell response.

Our papillomavirus pseudovirus technology is also designed to administer viral peptides, or fragments of viral proteins, to induce an immune response.
Three regions of the major structural protein of bovine papillomavirus can be replaced by unrelated viral peptides to generate chimeric virus-like particles, or particles that consist of parts from two or more proteins of diverse origins. We have introduced HIV gp41 fragments on papillomavirus chimeric virus-like particles, which have induced mucosal and systemic HIV-specific neutralizing antibody response in orally immunized mice. HIV gp41 is one of two proteins located on the surface of HIV that facilitates the fusion of the viral membrane with the cellular membrane. If gp41 can be inhibited, then viral membrane fusion may be blocked and HIV may be prevented from entering and infecting cells. Thus, we use gp41-papillomavirus chimeric virus-like particles presenting HIV-1 gp41 fragments to package selected genes encoding HIV-1 Gag to generate HIV-papillomavirus pseudoviruses, which can be used as an oral vaccine to induce both mucosal and systemic HIV-1- neutralizing antibodies and cytotoxic T-cells.

PRE-CLINICAL TESTING OF HIV-PV VACCINE I

We are currently conducting pre-clinical animal testing of Bio-Bridge HIV-PV Vaccine I, or Vaccine I, in China pursuant to agreements with the Beijing Institute of Radiation Medicine. We entered into an agreement with Beijing Institute of Radiation Medicine on May 6, 2004 to conduct the pre-clinical studies of safety and immunogenicity assessment of HIV-PV Vaccine I. These studies include acute toxicity test, chronic toxicity test, immunogenicity and immunological test, safety pharmacology and reproductive toxicity test. The information obtained from toxicity tests is generally useful for determining doses for additional studies, including Phase I clinical trials, providing preliminary identification of target organs of toxicity and, occasionally, revealing delayed toxicity. The immunogenicity and immunological tests are useful for detecting anti-drug antibodies in response to a drug candidate that may compromise the safety of the drug candidate. The term of this agreement is from May 6, 2004 to March 15, 2005, however the parties have agreed to continue the testing pursuant to the agreement. The aggregate amount for the testing is RMB 800,000 or US$96,734, under the terms of the agreement. As of December 31, 2004, the amount paid under this agreement was 400,000 RMB, or $48,367, and the remaining commitment was 400,000 RMB, or US$48,367.

Beijing Institute of Radiation Medicine will also conduct biodistribution and integration studies for HIV-PV Vaccine I pursuant to an agreement that we entered into on May 12, 2004. This agreement does not specify a termination date. However, Beijing Institute of Radiation Medicine has agreed to accomplish the tests within 10 months after beginning the program pursuant to the terms of the agreement. Our aggregate fee for these tests pursuant to the agreement is 200,000 RMB, or $24,184. As of December 31, 2004, we have paid $19,347, or
160,000 RMB under this agreement, and the remaining commitment was 40,000 RMB, or US$4,837. To date, the acute toxicity test and immunogenicity test have been successfully completed. We entered into confidential agreements with Beijing Institute of Radiation Medicine to protect our proprietary interests. We anticipate that Beijing Institute of Radiation Medicine will submit a final report on the preclinical studies by October 2005. We will then submit the application for clinical studies to SFDA.


THE MARKET FOR HIV-PV VACCINE I

According to Datamonitor, the worldwide market for HIV/AIDS drugs is expected to increase from nearly $8 billion in 2004 to $12 billion by 2012. Although industrialized countries currently share a disproportion amount on spending related to HIV/AIDS, major international organizations, including United Nations, have and may continue to provide funds to developing countries in order to effectively curb the spread of HIV/AIDS epidemic in these countries. The Global Fund to Fight AIDS, Tuberculosis and Malaria was created in 2002 to increase resources to fight three of the world's most devastating diseases, and to direct those resources to areas of greatest need. Total spending by Global Fund as of 2004 was $3 billion, over 50% of which was spent on fighting HIV/AIDS in developing countries.

The Chinese government has increased its resources to fighting HIV/AIDS including treatment to people living with HIV and additional resources for HIV prevention programs targeting vulnerable groups. In 2003, the central government spent $40 million on HIV/AIDS, and it was expected the amount will be increased to $56.8 million in 2004. The Global Fund has also committed $56 million to China for HIV/AIDS related programs as of November 2004, but there is no guarantee that China will receive these funds.

We anticipate that our initial market for HIV-PV Vaccine I will be primarily in China. To our knowledge, currently there is no effective HIV/AIDS vaccine drug commercially available either in China or other parts of the world. However, we estimated the size of this market to be at least $300 million per annum, based on the current HIV/AIDS population in China and average cost of HIV/AIDS treatment available in China, which is currently growing at more than 20% per year.


INTELLECTUAL PROPERTY

In April 2002, our wholly owned subsidiary, Bio-Bridge Science Corporation, entered into an agreement with Loyola University Chicago for an exclusive license of our core technology related to papillomavirus pseudovirions as a genetic vector and vaccine. The license is royalty-bearing, covers the countries of the U.S., Japan and PRC, and includes the right to grant sublicenses. This exclusive license gives us rights to all uses in all fields under the papillomavirus technology. The term of this license is perpetual or for the maximum period of time permitted by law, unless terminated pursuant to the terms of the license. We may terminate the license at will upon no earlier than 45 days and no later than 30 days notice to Loyola University. If, five years after U.S., Japan and China governments have granted permit for its use as a drug, and Bio-Bridge has made no effort in marketing the product, then Loyola University of Chicago may terminate this agreement. Pursuant to the agreement, we will pay to Loyola a royalty of 4% from the net profit for all uses of the licensed technology, including uses under sublicenses, reimbursement of expenditures and legal fees in the amount of $3,000 in granting the exclusive license for each country, and $50,000 in the event we are granted a permit of production under the licensed technology in these countries. To date, we have not generated any revenues from the sale of any products under development, nor any revenues from sublicenses, and accordingly, no royalty is due under the agreement. We have reimbursed Loyola for expenditures and legal fees in an aggregate amount of $9,000 in connection with granting the exclusive license in each of the three countries. Since we have not been granted a permit of production in these countries, no payment of $50,000 is due under the agreement.

Under the license agreement with Loyola we have the right to file patent applications and the right to initiate and control any actions concerning any claims of infringement. Dr. Liang Qiao has applied for patents related to the papillomavirus technology in China, Japan and the U.S. The patent was granted in China on July 16, 2003 under patent publication number CN 133338A for a term of 20 years. The U.S. Patent and Trademark Office issued the patent for papilloma pseudo-virus and preparation on April 12, 2005 under patent number 6,878,541 B2. U.S. patents generally have a term of 20 years from the date of filing. This patent is due to expire in 2022. In the biotechnology industry, it often takes several years from the date of filing of a patent application to the date of a patent issuance, often resulting in a shortened period of patent protection, which may adversely affect our ability to exclude competitors from our markets. The patent application in Japan is pending. On February 17, 2005, we filed a continuation application of the U.S. patent for broader protection of the technology than the issued patent. Under the license agreement, Loyola owns the patents related to the papillomavirus technology.

This license was followed by a second exclusive license agreement for the same technology between our wholly owned subsidiary Bio-Bridge Science Corporation and Bio-Bridge Science (Beijing), effective as of June, 2002. This sublicense covers the territory of mainland China and expires in June 2012. Under the terms of the sublicense, Bio-Bridge (Beijing) may use the technology at no charge and has the right to file patent applications and enforce its right to the technology.

RESEARCH AND DEVELOPMENT

As of December 31, 2004, we had a total of 6 employees dedicated to research and development. Our research team includes biologists and doctors. We spent approximately $109,835 during the fiscal year ended December 31, 2004 on the research and development of HIV-PV Vaccine I. We also spent $394,559 on the purchase of a land use right for fifty years of approximately 2.8 acres in Tianzhu Export Processing Zone, Beijing, China during 2003 in order to build our research laboratory. Under current Chinese law, the land use right may be extended for an additional 50 years for a one-time fee of approximately $78,780. Under Chinese law, there is no private ownership of land, and accordingly, we do not own this land. Currently, we have engaged Beijing Institute of Radiation Medicine to conduct the pre-clinical animal testing of the HIV-PV Vaccine I. Beijing Institute of Radiation Medicine is a SFDA-approved national pre-clinical new drug safety evaluation center that meets national laboratory standards. It is a leading institution in biotech medicine in China. Its members include four members of the Chinese Academy of Science or Chinese Academy of Engineering and 32 nationally well-known professionals.

LABORATORY/LAND USE

On May 28, 2003, we entered into a land use agreement with Beijing Airport High-Tech Park Co. Ltd, or BTA, regarding the use of the 2.8 acres of land, on which we are currently building our research laboratory to conduct the clinical trial of HIV-PV Vaccine I. This agreement expires in 2053. Under current Chinese law, the land use right may be extended for an additional 50 years for a one-time fee of approximately $78,780. We have paid the entire land use price to BTA pursuant to the agreement. As of April 2005, the construction of the outside body of the facility was completed. When finished, we expect that the lab will meet the GMP standard and will be eligible to conduct the clinical trial under the current China SFDA rules. The facility is expected to have total utilized areas of 53,753 square feet. Under Chinese law, there is no private ownership of land, and accordingly, we do not own this land. Land use rights can be purchased and sold under Chinese law.

COMPETITION


To our knowledge, currently there is no effective HIV vaccine commercially available to patients in the world. We are currently focused on the commercial development of an HIV vaccine. The pharmaceutical industry in which we participate is highly competitive. We face intense competition from a number of companies in the pharmaceutical industry, including Chiron Corp., Merck & Co., Inc., Aventis Pasteur and Targeted Genetics Corp. These companies are conducting or have completed Phase I or Phase II clinical trials of HIV vaccines. In addition, several of these companies and others are developing new drug therapies and other treatments that may mitigate the impact of the disease. In February 2004, Vaxgen announced that it failed the AIDS phase III clinical trial. These companies are all substantially larger and more established than we are and have significantly greater financial resources and experience in developing and marketing drugs than we do. Thus, they may be in a better position to compete in the pharmaceutical industry. Companies in this industry compete based on technological leadership and superiority, speed to market, improved patient outcomes, effective marketing and distribution and acceptance by medical professionals, and therefore, continually seek to develop products that provide benefits that are similar to the product being developed by us. Although we believe we have significant intellectual property protection to prevent others from developing a competing vaccine, there are other companies that develop similar technologies. We intend to explore potential collaborative relationships with Chinese pharmaceutical companies and other companies with vaccine sales experience to market our product candidate. By developing such strategic relationships, we believe that we can enhance our competitive position in this highly competitive marketplace.

ENVIRONMENTAL REGULATION

The construction of our laboratory facility in China is subject to extensive inspection and evaluation by the respectively regulatory agencies in China, including Beijing Tianzhu Export Processing Zone Management Commission and Beijing Municipal Planning Commission. We also retained the Environmental Impact Assessment Center at China Agriculture University to conduct the environmental impact assessment of the project as required by Chinese law. The environmental assessments were provided with regard to the construction of the laboratory facility. These assessments found no potential environmental hazard resulting from our research and development efforts. The assessment confirms our compliance with the environmental regulations and was accepted by the EPA of Beijing Government.

SCIENTIFIC ADVISORY BOARD

Our Scientific Advisory Board provides specific expertise in areas of research and development relevant to our business and meets with our management personnel from time to time to discuss our present and long-term research and development activities. Scientific Advisory Board members include:

o Gregory T. Spear, PhD, Professor, Department of Immunology and Microbiology, Rush University. Dr. Spear is an expert in the areas of HIV infection and its interactions with the immune system.

o Katherine L. Knight, PhD, Professor and Chairperson, Department of Microbiology and Immunology, Stritch School of Medicine, Loyola University Chicago. Dr. Knight is an expert in immunology.

EMPLOYEES

We currently have 22 employees, including four on our clinical staff, six on our research and development staff, seven on our management/administration staff, one person for regulatory and quality services and four on our manufacturing and general affairs staff.

                       MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


Bio-Bridge Science, Inc. is a development stage company whose subsidiaries are focused on the commercial development of HIV-PV Vaccine I technology. We are currently conducting pre-clinical testing of HIV-PV Vaccine I in Beijing, China, which we anticipate will be completed by October 2005. Once the pre-clinical testing is completed, we will apply to China's State Food and Drug Administration for approval to conduct clinical trials of HIV-PV Vaccine I. As of April 2005, we have completed the construction of the outside body of our laboratory and biomanufacturing facility in Beijing, China.

Since inception, we have generated no revenues. We incurred net losses of $944,437 in 2004 and $256,553 in 2003. As of December 31, 2004, we had an
accumulated deficit of $1,313,933. Our continued existence is dependent upon our ability to obtain additional financing. Our capital requirements for the next 12 months, as they relate to further research and development relating to our product candidate, HIV-PV Vaccine I, have been and will continue to be significant. As of December 31, 2004, we have funded our operations through equity offerings whereby we raised an aggregate $2,280,562 since inception. We will need to obtain additional financing in addition to the funding already raised through the sale of equity securities to fund our cash needs and continue our operations for the next 12 months. We currently do not have any binding commitments for, or readily available sources of, additional financing and will not receive any proceeds from this offering. As of December 31, 2004, our independent auditors have added an explanatory paragraph to their report of our audited financial statements for the year ended December 31, 2004 stating that our net loss of $944,437, lack of revenues and dependence on our ability to raise additional capital to continue our existence, raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements and their explanatory notes included as part of this prospectus do not include any adjustments that might result from the outcome of this uncertainty. If we fail to obtain additional financing, either through an offering of our securities or by obtaining loans, we may be unable to maintain our operations.

PLAN OF OPERATION

Our primary corporate focus is on the commercial development of HIV-PV Vaccine I through our subsidiaries. Our capital requirements, particularly as they relate to product research and development, have been and will continue to be significant. Our future cash requirements and the adequacy of available funds will depend on many factors, including the pace at which we are able to obtain regulatory approvals of HIV-PV Vaccine I, whether or not a market develops for our products and, if a market develops, the pace at which it develops, and the pace at which the technology involved in making our products changes.


To date, our wholly owned subsidiary, Bio-Bridge Science Corporation, has funded its activities through private equity financings. During the next 12 months, we intend to raise capital through an offering of our securities or from loans to continue research and development of HIV-PV Vaccine I in China as well as complete the construction of our laboratory in China, which we estimate will cost approximately $3 million. We currently have no commitments to make payments for this construction project, except for $362,472 pursuant to a contract involving structural and foundation work for the facility. We estimate that our capital requirements for the next 12 months will be as follows:


o approximately $900,000 for our laboratory/biomanufacturing facility inner purified environment decoration project and electricity work project;

o approximately $800,000 to purchase advanced laboratory equipment for our vaccine study;

o approximately $500,000 to finish Phase I clinical study an the preparatory work; and

o approximately $800,000 for working capital and general corporate needs.


As of December 31, 2004, our cash and cash equivalents position was $495,805. We believe that we have adequate cash to satisfy our contractual commitment of $362,472 and our on-going operations, including research and development efforts, for the next 12 months. However, to complete our laboratory facility, including the addition of equipment, and to finance our operations beyond the next 12 month period, we have to raise additional capital through either equity or debt financing. We have no current arrangements for obtaining the additional cash and working capital we may require, and will seek to raise it through the public or private sales of our securities, or loans, or a combination of the foregoing. We cannot guarantee that financing will be available to us, on acceptable terms or at all. We also may borrow from the local bank in China given that we own our land use right that could be used as collateral for borrowing. We do not expect to generate any significant revenues in the next 12 months. If we fail to obtain other financing, either through an offering of our securities or by obtaining additional loans, we may be unable to maintain our operations.

RESULTS OF OPERATIONS

2004 VERSUS 2003

During each of the years ended December 31, 2004 and 2003, we had no revenue. We do not expect to have revenues relating to our technologies in the near future.

For the year ended December 31, 2004, research and development expense was $109,835 as compared to $30,739 for the year ended December 31, 2003. The increase of $79,096 is due primarily to pre-clinical development of our HIV-PV Vaccine I, and the continuing hiring of the research and development staff.

For the year ended December 31, 2004, general and administrative expense was $833,642 as compared to $225,814 for the year ended December 31, 2003. The increase of $607,828 was due primarily to professional fees and advisory fees of approximately $177,000 and expense related to options that we granted to financial advisors and our legal counsel of approximately $304,162. In addition, we had increases in salaries expense of approximately $87,077. Also, the cost associated with the stock issued for service from our financial advisor and legal counsel was $50,000.

Comprehensive loss for the year ended December 31, 2004, was $944,894 as compared to $255,664 for the year ended December 31, 2003. This increase in net loss was attributable to increase in research and development cost and general and administrative cost.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.


Stock compensation costs. We account for stock-based compensation issued to employees using the intrinsic-value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

We account for stock option and warrant grants issued to non-employees using the guidance of SFAS No. 123, "Accounting for Stock-Based Compensation" and EITF No. 96-18: "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," whereby the fair value of such option and warrant grants is determined using the Black-Scholes option pricing model at the date of grant.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This Statement revises FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). This Statement is effective as of the first reporting period that begins after June 15, 2005 for large business issuers and December 15, 2005 for small business issuers. 123R offers us alternative methods of adoption of this standard. At the present time, we have not yet determined which alternative method we will use and the resulting impact on our financial position or results of operations.

Impairment of long-lived assets. We account for long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144, which was adopted on January 1, 2002. SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets To Be Disposed of, or SFAS No. 121. Our long-lived assets consist of land use right, notes, fixed assets, construction in process, and prepaid consulting fees. We regularly evaluate our long-lived assets, including our intangible assets, for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured using discounted cash flows. In the years ending December 31, 2004 and 2003, we performed an evaluation of our long-lived assets and noted no impairment.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet transactions.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2004, the U.S. Securities and Exchange Commission's Office of the Chief Accountant and the Division of Corporate Finance released Staff Accounting bulletin ("SAB") No. 105, "Loan Commitments Accounted for as Derivative Instruments". This bulletin contains specific guidance on the inputs to a valuation-recognition model to measure loan commitments accounted for at fair value, and requires that fair- value measurement include only differences between the guaranteed interest rate in the loan commitment and market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. In addition, SAB105 requires the disclosure of the accounting policy for loan commitments, including methods and assumptions used to estimate the fair value of loan commitments, and any associated hedging strategies. SAB105 is effective for derivative instruments, entered into subsequent to March 31, 2004 and should also be applied to existing instruments as appropriate.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs". This Statement amends the guidance in ARB No. 43 Chapter 4 Inventory Pricing, to require items such as idle facility costs, excessive spoilage, double freight and rehandling costs to be expensed in the current period, regardless if they are abnormal amounts or not. This Statement will become effective for us in the first quarter of 2006.

The implementation of the above provisions are not expected to have a significant effect on our consolidated financial statements.


                             DESCRIPTION OF PROPERTY

Our corporate office is located in approximately 1,253 square feet of leased office space in Oak Brook, Illinois. We lease this office space at a monthly base rent of approximately $2,140 and thereafter, it is adjusted as follows:
$2,193 on September 1, 2005 and $2,245 on September 1, 2006 for the remainder of the term. We have agreed under the terms of the lease to pay our proportionate share, or 0.33%, of any additional expenses or taxes due to the landlord. This lease will expire on August 31, 2007. We expect that this property will be adequate for our needs for the lease term. We do not have any policies with respect to investments in real estate or interests in real estate, real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

We have an office located in Beijing, China that is leased from one of our directors, Wenhui Qiao, and his wife, Mingjin Yu. We entered into the lease for this 1302.48 square feet of office space on July 1, 2004 and the lease is for a term of one year. The rent is RMB 12,000 (approximately US$1,450) per month.


Financial Committments:

Lease commitment

As of December 31, 2004, we had remaining outstanding commitments in respect to our non-cancelable operating lease for our office in Oak Brook, IL, of which $25,680 is due in 2005, and our office in Beijing, PRC, which is leased from Wenhui Qiao, our director and president, of which $5,234 is due in 2005.

Rental expense for the year ended December 31, 2004 and 2003 was $29,417 and $23,280, respectively.

Construction commitment

In May 2003, we acquired a land use right for approximately 2.8 acres of land in the Tianzhu Export Processing Zone, Shunyi District, Beijing, China, which we plan to develop into a laboratory and biomanufacturing facility in compliance with Good Manufacturing Practices, or GMP, regulations primarily for clinical trials of HIV-PV Vaccine I. As of April 21, 2005, we have received all necessary permits and approvals and construction of the outside body of the facility has been completed. We have entered into a construction contract relating to the completion for this facility, and as of December 31, 2004 have made an advance payment of $362,472 to this contractor, and have a further outstanding commitment under this contract of $362,472 as of December 31, 2004. We estimate that the cost of the building and outfitting of this facility is $3,000,000, and the construction and installation of equipment related to the facility will be substantially completed by September 2005.

We have purchased the right to use for fifty years land located at Tianzhu Export Processing Zone, Shunyi District, Beijing, China 10131, where we have completed the outside body of our laboratory and manufacturing facility. This purchase agreement was executed in May 2003 and expires in 2053. To date, we have paid the total amount due for this land use right pursuant to the terms of the agreement. Under Chinese law, there is no private ownership of land, and accordingly, we do not own this land.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Described below are certain transactions or series of transactions since inception between us and our executive officers, directors and the beneficial owners of 5% or more of our common stock, on an as converted basis, and certain persons affiliated with or related to these persons, including family members, in which they had or will have a direct or indirect material interest in an amount that exceeds $60,000 other than compensation arrangements that are otherwise required to be described under "Executive Compensation." In addition, Dr. Liang Qiao, our chief executive officer and chairman of the board, as well as his brother, Wenhui Qiao, our director and president, and Isao Arimoto, our vice-president and director, are also considered our promoters. All transactions with the promoters are set forth below.


SHARE EXCHANGE WITH BIO-BRIDGE SCIENCE CORP.


On December 1, 2004, we issued to various related parties shares of common stock in connection with the share exchange with Bio-Bridge Science Corp., a Cayman Islands corporation. See the section in this prospectus entitled "Description of Business - History, Reorganization and Corporate Structure of the Company" for a more detailed description regarding the share exchange.

NAME(1)                                   NUMBER OF SHARES OF COMMON STOCK
-------                                   --------------------------------
Dr. Liang Qiao                            13,750,000
Wenhui Qiao                               825,000
Isao Arimoto                              2,125,000
Toshihiro Komoike                         750,000
Shyh Jing (Philip) Chiang                 786,111

(1) See "Security Ownership of Certain Beneficial Owners and Management" for more detail on shares held by these persons.

ROYALTY AND LICENSE ARRANGEMENTS


Liang Qiao, M.D., our co-founder and chief executive officer, is one of the two co-inventors of our core technology that was assigned to Loyola University Chicago in April 2001. Under a license agreement with Loyola University Chicago, our wholly owned subsidiary Bio-Bridge Science Corporation has obtained exclusive rights to this technology for use in our future products within the United States, Japan and PRC. This license continues perpetually or for the maximum period of time permitted by law, unless terminated earlier by us at will with prior notice or by Loyola University in the event we do not make any effort to market the product after five years from the date on which the U.S., Japan or China grant us a permit for production. See the section in this prospectus entitled "Business--Intellectual Property." Pursuant to this agreement, Loyola is entitled to receive a royalty of four percent from the net profit for all uses of the licensed technology, including uses under sublicenses. To date, we have not generated any revenues from the sale of any products under development, nor any revenues from sublicenses.

Our director, Wenhui Qiao, is president of Bio-Bridge Science (Beijing). In April 2002, Bio-Bridge Science Corporation, or Bio-Bridge Science Corp. signed a sublicense agreement with Bio-Bridge Science (Beijing). Under the terms of the agreement, Bio-Bridge Science Corp, granted an exclusive license to Bio-Bridge Science Beijing within mainland China. The term of the license agreement is 10 years. There are no royalty fees nor one-time costs owed to us under this agreement.


OFFICE LEASE IN BEIJING, CHINA

In July 2004, we entered into a lease agreement with one of our directors, Wenhui Qiao, and his wife, Mingjin Yu, to lease office space for our office located in Beijing, China. See the section in this prospectus entitled "Description of Property."

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

At this time, our common shares are not traded on any public markets. We currently have 30,271,590 shares of common stock issued and outstanding. We have approximately 116 stockholders of record of our common stock.

Our board of directors has also issued options to consultants to purchase a total of 1,392,663 shares of our common stock. The price for each share of common stock purchased pursuant to the options is $.001.

DIVIDENDS

We have never paid any dividends on the common stock or the preferred stock. We anticipate that any future earnings will be retained for the development of our business and do not anticipate paying any dividends on the common stock or the preferred stock in the foreseeable future.

2004 STOCK INCENTIVE PLAN

Our board of directors and stockholders approved our 2004 stock incentive plan in December 2004. The 2004 stock incentive plan provides for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights and performance shares to our employees, directors and consultants.

We have reserved a total of 2,000,000 shares of our common stock for issuance pursuant to the 2004 stock incentive plan. Our 2004 stock incentive plan does not provide for automatic annual increases in the number of shares available for issuance under the plan.


Our board of directors, or a committee of our board, administers our 2004 stock incentive plan. The board or its committee, who are referred to as the administrator in this prospectus, has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a lower exercise price.


The administrator determines the exercise price of options granted under our 2004 stock incentive plan, but the exercise price must not be less than 85% of the fair market value of our common stock on the date of grant. In the event the participant owns 10% or more of the voting power of all classes of our stock, the exercise price must not be less than 110% of the fair market value per share of our common stock on the date of grant. With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock or the outstanding stock of any parent or subsidiary of ours, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options; however, no option will have a term in excess of 10 years from the date of grant.

After termination of an employee, director or consultant, he or she may exercise his or her option generally for a three-month period of time, or a twelve-month period in the event of termination by death. However, an option generally may not be exercised later than the expiration of its term.

Our 2004 stock incentive plan does not allow for the transfer of options and only the recipient of an option may exercise an option during his or her lifetime. However, the recipient of an option may designate one or more beneficiaries of his or her outstanding options, which will automatically transfer to such beneficiaries upon the participant's death. With respect to nonstatutory stock options, a participant may assign his or her options to immediate family members or trusts for estate planning purposes during his or her lifetime.

Stock appreciation rights may be granted under our 2004 stock incentive plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2004 stock incentive plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator determines the purchase price of the restricted stock, but the purchase price must not be less than 85% of the fair market value of our common stock on the date of issuance. In the event that the participant owns 10% or more of the voting power of all classes of our stock, the purchase price must not be less than 100% of the fair market value per share of our common stock on the date of issuance. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance shares, or share rights awards, may be granted under our 2004 stock incentive plan. These shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest, unless the administrator waives these goals. The administrator has authority to establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants.

Our 2004 stock incentive plan provides that in the event of our change in control, outstanding options will automatically accelerate and become exercisable, unless the successor corporation or its parent assumes or substitutes a cash incentive program for each outstanding option, or the administrator placed restrictions on acceleration at the time of the grant. With respect to restricted stock or share rights awards, our repurchase rights will automatically terminate and all the shares will fully vest upon a change of control, unless the repurchase rights are assigned to the successor corporation or its parent or the administrator place restrictions on acceleration of vesting at the time of the issuance.

Our 2004 stock incentive plan will automatically terminate on November 20, 2014, unless it terminates sooner because all shares available under the plan have been issued or all outstanding options terminate in connection with a change of control. In addition, our board of directors has the authority to amend the 2004 stock incentive plan provided this action does not impair the rights of any participant.

We had no compensation plans prior to the adoption of our 2004 stock incentive plan.

                             EXECUTIVE COMPENSATION

SUMMARY OF COMPENSATION


The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the executive officers below, for the fiscal years ended December 31, 2004, 2003 and 2002. The following table summarizes all compensation for fiscal years 2004, 2003 and 2002 received by our chief executive officer and all officers who earned more than $100,000 in fiscal year 2004.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG TERM COMPENSATION
                                           ANNUAL COMPENSATION                     AWARDS             PAYOUTS
                                           -------------------                     ------             -------
                                                                OTHER                   SECURITIES
                                                                ANNUAL      RESTRICTED  UNDERLYING    LTIP
  NAME AND PRINCIPAL                               BONUS      COMPENSATION    STOCK       OPTIONS/    PAYOUT          ALL OTHER
       POSITION           YEAR     SALARY ($)       ($)          ($)        AWARDS ($)    SARS(1)      ($)       COMPENSATION ($)
------------------------ ------- ---------------- --------- --------------- ----------- ------------ --------- ---------------------
Dr. Liang Qiao, Chief     2004          ---           ---        ---          ---          ---          ---          ---
Executive Officer ,       2003          ---           ---        ---          ---          ---          ---          ---
Chairman of the           2002          ---           ---        ---          ---          ---          ---          ---
Board and
Secretary(1)

Chuen Huei (Kevin)        2004      $45,000           ---        ---          ---          ---          ---          ---
Lee, Chief Financial      2003          ---           ---        ---          ---          ---          ---          ---
Officer (2)               2002          ---           ---        ---          ---          ---          ---          ---

Wen Hui Qiao              2004          ---           ---        ---          ---          ---          ---          ---
President (3)             2003          ---           ---        ---          ---          ---          ---          ---
                          2002          ---           ---        ---          ---          ---          ---          ---

(1) Dr. Qiao's employment with Bio-Bridge Science, Inc. commenced on October 26, 2004. At this time, he does not receive a salary.

(2) Mr. Kevin Lee's employment with Bio-Bridge Science Corporation commenced in May 2004, and his salary of $45,000 (including $15,000 of which is deferred) began on July 1, 2004. Mr. Lee's employment with Bio-Bridge Science, Inc. commenced on October 26, 2004. He received no salary in 2003 and 2002.

(3) Mr. Qiao's employment with Bio-Bridge Science, Inc. commenced on October 26, 2004. At this time, he does not receive a salary.


We do not have a long term incentive plan or arrangement of compensation with any individual in the group of officers and directors.

COMPENSATION OF DIRECTORS

Directors do not currently receive compensation for their services as directors, but we plan to reimburse them for expenses incurred in attending board meetings.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

We are currently do not have any employment agreements with our executive officers.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED DECEMBER 31, 2004
                              AND DECEMBER 31, 2003

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS
                                    --------

PAGE  1 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGE  2 CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004

PAGE  3 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE
        YEARS ENDED DECEMBER 31, 2004 AND 2003 AND FOR THE PERIOD FROM FEBRUARY 11, 2002 (INCEPTION) THROUGH DECEMBER 31, 2004

PAGE  4 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE
        PERIOD FROM FEBRUARY 11, 2002 (INCEPTION) THROUGH DECEMBER 31, 2004

PAGE  5 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
        2004 AND 2003 AND FOR THE PERIOD FROM FEBRUARY 11, 2002 (INCEPTION) THROUGH DECEMBER 31, 2004

PAGE  6-20 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
           DECEMBER 31, 2004 AND 2003

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of Bio-Bridge Science Inc.

We have audited the accompanying consolidated balance sheet of Bio-Bridge Science Inc. and Subsidiaries (a development stage company) as of December 31, 2004 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the years ended December 31, 2004 and 2003, and for the period from February 11, 2002 (Inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bio-Bridge Science Inc. and Subsidiaries (a development stage company) as of December 31, 2004 and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003 and for the period from February 11, 2002 (Inception) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has no established source of revenue and has incurred accumulated losses and negative operating cash flows since inception of $1,315,533 and $880,584, respectively, as of December 31, 2004. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters is also described in Note 1. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

WEINBERG & COMPANY, P.A.


Boca Raton, Florida
February 28, 2005

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2004

                                     ASSETS

                                                                       2004
                                                                       ----
CURRENT ASSETS

  Cash and cash equivalents                                       $   495,805

  Prepaid expenses and other current assets                            19,538

  Land use right, current portion                                      15,783
                                                                  -----------
      Total Current Assets                                            531,126

NOTE RECEIVABLE, NET OF DISCOUNT                                       37,893

ADVANCE TO CONSTRUCTION CONTRACTOR                                    362,472

PREPAID CONSULTING EXPENSE                                            390,890

FIXED ASSETS, NET                                                      18,599

CONSTRUCTION IN PROGRESS                                               81,133

LAND USE RIGHT, NET OF CURRENT PORTION                                355,111
                                                                  -----------

     TOTAL ASSETS                                                 $ 1,777,224
                                                                  ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

  Accrued expenses and other payables                             $    67,143
                                                                  -----------
      Total current liabilities                                        67,143
                                                                  -----------

COMMITMENTS AND CONTINGENCIES                                              --

SHAREHOLDERS' EQUITY

 Preferred stock, $.001 par value,
   5,000,000 shares authorized,
   none issued or outstanding                                              --
 Common stock, $0.001 par value, 100,000,000 shares authorized,
   30,271,590 shares issued and outstanding                            30,272
 Additional paid-in capital                                         2,995,342
 Accumulated other comprehensive loss                                  (1,600)
 Deficit accumulated during the development stage                  (1,313,933)
                                                                  -----------

 Total Shareholders' Equity                                         1,710,081
                                                                  -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $ 1,777,224
                                                                  ===========


        See accompanying notes to the consolidated financial statements.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS
        FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND FOR THE PERIOD
          FROM FEBRUARY 11, 2002 (INCEPTION) THROUGH DECEMBER 31, 2004
          -------------------------------------------------------------

                                                                                                            For the Period
                                                                                                           from February 11,
                                                                                                                 2002
                                                                For the Year          For the Year           (Inception)
                                                                   Ended                Ended                  through
                                                                December 31,          December 31,           December 31,
                                                                    2004                 2003                   2004
                                                                ------------          ------------         ----------------
REVENUES                                                       $         --          $         --          $         --

Research and development cost                                      (109,835)              (30,739)             (140,574)

General and administrative expenses                                (833,642)             (225,814)           (1,174,316)
                                                               ------------          ------------          ------------

LOSS FROM OPERATIONS                                               (943,477)             (256,553)           (1,314,890)

INTEREST INCOME                                                       1,336                 1,533                 3,253

LOSS ON SALE OF INVESTMENT                                           (2,296)                   --                (2,296)
                                                               ------------          ------------          ------------

NET LOSS                                                           (944,437)             (255,020)           (1,313,933)

FOREIGN CURRENCY TRANSLATION LOSS                                      (457)                 (644)               (1,600)
                                                               ------------          ------------          ------------

COMPREHENSIVE LOSS                                             $   (944,894)         $   (255,664)         $ (1,315,533)
                                                               ============          ============          ============

LOSS PER SHARE, BASIC AND DILUTED                              $      (0.03)         $      (0.01)
                                                               ============          ============

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED           28,785,388            23,419,575
                                                               ============          ============

        See accompanying notes to the consolidated financial statements.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            FOR THE PERIOD FROM FEBRUARY 11, 2002 (INCEPTION) THROUGH
                                DECEMBER 31, 2004

                                                                                                          Deficit
                                                                                          Accumulated   Accumulated
                                                                             Additional      Other       During the
                                                       Common Stock           Paid-in    Comprehensive  Development
                                                    Shares       Amount       Capital        Loss          Stage        Total
                                                    ------       ------       -------        ----          -----        -----
Issuance of 13,750,000 shares at $0.00004         13,750,000  $    13,750  $   (13,200)  $        --   $        --   $       550

Issuance of 7,461,090 shares at $0.0468            7,461,090        7,461      341,719            --            --       349,180

Issuance of 1,875,000 shares at $0.12              1,875,000        1,875      223,125            --            --       225,000

Foreign currency translation loss                         --           --           --          (499)           --          (499)

Net loss                                                  --           --           --            --      (114,476)     (114,476)
                                                 -----------  -----------  -----------   -----------   -----------   -----------

BALANCE DECEMBER 31, 2002                         23,086,090       23,086      551,644          (499)     (114,476)      459,755

Issuance of 3,508,425 shares at $0.12              3,508,425        3,509      417,502            --            --       421,011

Issuance of 201,200 shares at $0.32                  201,200          201       64,186            --            --        64,387

Foreign currency translation loss                         --           --           --          (644)           --          (644)

Net loss                                                  --           --           --            --      (255,020)     (255,020)
                                                 -----------  -----------  -----------   -----------   -----------   -----------

BALANCE DECEMBER 31, 2003                         26,795,715       26,796    1,033,332        (1,143)     (369,496)      689,489

Issuance of 434,600 shares at $0.12                  434,600          435       51,715            --            --        52,150

Issuance of 1,125,275 shares at $0.32              1,125,275        1,125      358,961            --            --       360,086

Issuance of 1,616,000 shares at $0.5               1,616,000        1,616      806,382            --            --       807,998

Fair market value of Stock options granted
  for services                                            --           --      695,052            --            --       695,052

Fair value of  shares issued for services            100,000          100       49,900            --            --        50,000

Exercise of options                                  200,000          200           --            --            --           200

Foreign currency translation loss                         --           --           --          (457)           --          (457)

Net loss                                                  --           --           --            --      (944,437)     (944,437)
                                                 -----------  -----------  -----------   -----------   -----------   -----------

BALANCE DECEMBER 31, 2004                         30,271,590  $    30,272  $ 2,995,342   $    (1,600)  $(1,313,933)    1,710,081
                                                 ===========  ===========  ===========   ===========   ===========   ===========


        See accompanying notes to the consolidated financial statements.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND FOR THE PERIOD
          FROM FEBRUARY 11, 2002 (INCEPTION) THROUGH DECEMBER 31, 2004
          -------------------------------------------------------------

                                                                                                                  For the
                                                                                                                 Period From
                                                                                                                 February 11,
                                                                                                                    2002
                                                                                   For the         For the       (Inception)
                                                                                 Year Ended      Year Ended       Through
                                                                                  December       December         December
                                                                                  31, 2004       31, 2003         31, 2004
                                                                                ------------    -----------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                                                       $  (944,437)    $  (255,020)    $(1,313,933)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
 Depreciation                                                                         3,603           2,124           5,810
 Amortization of land use right                                                      15,774           7,891          23,665
 Amortization of prepaid consulting expenses                                        279,208              --         279,208
 Stock issued for services                                                           50,000              --          50,000
 Fair value of option issued for shares                                              24,954              --          24,954
 Loss on sale of investment                                                           2,107           2,296           2,107
 (Increase) decrease in prepaid expense and other assets                             (3,471)        (15,138)        (19,538)
 Increase in accrued expenses and other payable                                      62,809           3,300          67,143
                                                                                -----------     -----------     -----------
      Net Cash Used In Operating Activities                                        (509,453)       (256,843)       (880,581)
                                                                                -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of land use right                                                              --        (394,559)       (394,559)
 Increase in construction in progress                                               (57,641)        (23,492)        (81,133)
 Purchase of fixed assets                                                            (4,897)        (15,110)        (24,409)
 Purchase of investment                                                             (40,000)        (40,000)        (40,000)
 Advance payment to construction company                                           (362,472)             --        (362,472)
                                                                                -----------     -----------     -----------
      Net Cash Used In Investing Activities                                        (465,010)       (433,161)       (902,573)
                                                                                -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from sale of common stock                                               1,220,434         455,398       2,280,562
 Collection of subscription receivable                                               30,000              --              --
                                                                                -----------     -----------     -----------
      Net Cash Provided By Financing Activities                                   1,250,434         455,398       2,280,562
                                                                                -----------     -----------     -----------

Effect of exchange rate changes on cash                                                (457)           (644)         (1,600)
                                                                                -----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                275,514        (235,250)        495,805

 Cash and cash equivalents, beginning of period                                     220,291         455,541              --
                                                                                -----------     -----------     -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                        $   495,805     $   220,291     $   495,805
                                                                                ===========     ===========     ===========

SUPPLEMENTAL CASH FLOW INFORMATION
 Interest Paid                                                                  $        --     $        --     $        --
                                                                                ===========     ===========     ===========
 Income taxes Paid                                                              $        --     $        --     $        --
                                                                                ===========     ===========     ===========



In 2004, the Company disposed of its investment in Aegir Ventures Inc. in exchange for a $40,000 unsecured, non interest bearing promissory note that matures in 2006. The company valued the note at its present value of $37,704 at the date of disposition, resulting in a loss of $2,296.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

      Bio-Bridge Science, Inc. (a development stage company) ("the Company") was incorporated in the State of Delaware on October 26, 2004 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. The Company's fiscal year end is December 31.

      The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises." All losses accumulated since the inception of the Company will be considered as part of the Company's development stage activities. The Company has not commenced revenue generating activities.


      On December 1, 2004, the Company acquired all of the outstanding shares of Bio-Bridge Science Corporation ("BBSC"), a Cayman Islands corporation, in exchange for 29,971,590 shares of its common stock, and as a result, BBSC became a wholly owned subsidiary of Bio-Bridge Science, Inc. BBSC was incorporated in the Cayman Islands on February 11, 2002. At the time of the exchange, BBSC held a 100% interest in Bio-Bridge Science (Beijing) Corp. ("BBS Beijing") a wholly-foreign funded enterprise of the People's Republic of China ("PRC") which was established on May 20, 2002. Bio-Bridge Science (Beijing) has been issued an operating license for 25 years, which can be renewed for an additional 25-year term for a nominal fee. BBS Beijing is currently engaged in the development and commercialization of the HIV-PV vaccine, I in mainland China.


      The acquisition was accounted for as a reverse merger (recapitalization) with Bio-Bridge Science Corporation deemed to be the accounting acquirer, and Bio-Bridge Science Inc. deemed to be the legal acquirer. Accordingly, the historical financial information presented in the financial statements is that of Bio-Bridge Science Corporation as adjusted to give effect to any difference in the par value of the issuer's and the accounting acquirer's stock with an offset to capital in excess of par value. The basis of the assets, liabilities and retained earnings of BBSC, the accounting acquirer, have been carried over in the recapitalization.

      On April 12, 2004, the Company acquired Aegir Ventures Inc., a company incorporated in Delaware. This Company had no operations during the period from the acquisition to November 26, 2004, and was disposed of on November 26, 2004 (See Note 5).

      The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern which assumes the realization of assets and settlement of liabilities in the normal course of business. Since its inception, the Company has been engaged in organizational and pre-operating activities. Furthermore, the Company has generated no revenue and has incurred accumulated losses and negative operating cash flows of $1,315,533 and $880,584, respectively, since inception. Continuation of the Company's existence is dependent upon its ability to obtain additional capital and sustain profitable operations.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

      The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      During the next 12 months, the Company intends to raise capital through an offering of its securities or from loans to continue research and development of HIV-PV Vaccine I in China as well as complete the construction of its laboratory in China. The Company has no current arrangements for obtaining the additional cash and working capital it may require, and will seek to raise it through the public or private sales of its securities, or loans, or a combination of the foregoing. The Company cannot guarantee financing will be available, on acceptable terms or at all. At this time, the Company is unable to determine when the HIV-PV Vaccine I will become fully developed, manufactured and sold. The Company does not expect to generate any significant revenues in the next 12 months. If the Company fails to obtain other financing, either through an offering of our securities or by obtaining additional loans, we may be unable to maintain our operations.

      2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

      (a) Principles of Consolidation

      The consolidated financial statements include the accounts of Bio-Bridge Science Inc. and its wholly owned subsidiaries, Bio-Bridge Science Corp. and Bio-Bridge Science (Beijing) Corp.

      The Company's acquisition of Aegir Ventures Inc. was recorded at cost, and accounted for as an investment as it did not operate and was disposed of on November 26, 2004 (See Note 5).

      Inter-company accounts and transactions have been eliminated in consolidation.

      (b) Economic and Political Risks

      The Company faces a number of risks and challenges since its operation is in PRC and its primary market is in the PRC.

      We have operations in China, where we are currently engaged in pre-clinical testing of our HIV-PV Vaccine I product. Our business operations may be adversely affected by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a "socialist market economy" and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reforms program, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment. These effects could substantially impair our business, profits or prospects in China. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increases of such disparities could affect the political or social stability of the PRC.

      (c) Use of Estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

      Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

      (d) Fixed Assets

      Fixed assets are stated at cost. Depreciation is provided over the estimated useful lives of the related assets, using the straight-line method. Estimated useful lives are as follows:

          Motor vehicles                                5 years
          Furniture and fixtures                        5 years

      The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of operations. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

      (e) Land Use Right


      Land use right represents the 50 year right to use and lease land in the PRC. The cost of such acquired right has been capitalized, and is being amortized using the straight-line method over twenty five years, the operating tenure of Bio-Bridge Science, Beijing. (See note 4).


      (f) Construction in Progress

      Construction in progress represents direct costs of constructing our facility in the PRC. Capitalization of these costs will cease and the construction in progress will be transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation will be provided until the facility is completed and ready for its intended use. (See note 10)

      (h) Cash and Cash Equivalents

      For financial reporting purpose, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. Cash of the Bio-Bridge Science (Beijing) Corporation, a subsidiary of the Company, is held in accounts at financial institutions, which are located in the PRC. The Company and subsidiaries have not experienced any losses in such accounts and do not believe that cash is exposed to any significant credit risk. All of BBS Beijing's cash on hand and certain bank deposits are denominated in Renminbi ("RMB") and translated at the exchange rate at the end of the period (See Note 2(k)).

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

      (j) Fair Value of Financial Instruments

      The Company's financial instruments include cash and cash equivalents, advance to construction contractor, accrued expenses and other payable. Management has estimated that the carrying amount approximates fair values due to their short-term nature. The Company's investment in its Note Receivable has been discounted to its present value based upon current market rates.

      (k) Foreign Currency Translation

      The accompanying consolidated financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi
      (RMB). The consolidated financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

                                                                     2004
                                                                     -----
         Year end RMB : US$ exchange rate                            8.2765
         Average yearly RMB : US$ exchange rate                      8.2766

      The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

      (l) Income Taxes

      The Company accounts for income tax using the liability method that allows for recognition of deferred tax benefits in future years. Under the liability method, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future utilization is uncertain.

      (m) Comprehensive Income

      Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income should be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is a foreign currency translation adjustment.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

      (n) Loss Per Share

      Basic loss per share has been computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed based on the weighted average number of common shares and all common equivalent shares outstanding during the period in which they are dilutive. Common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) or warrants. As of December 31, 2004 common stock equivalents consist of 1,192,675 options that each convert into one share of the Company's common stock. For the years ended December 31, 2004 and 2003, common equivalent shares have been excluded from the calculation of loss per share as their effect is anti-dilutive.

      (o) Stock-Based Compensation

      The Company accounts for stock-based compensation issued to employees using the intrinsic-value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

      The Company accounts for stock option and warrant grants issued to non-employees using the guidance of SFAS No. 123, "Accounting for Stock-Based Compensation" and EITF No. 96-18: "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," whereby the fair value of such option and warrant grants is determined using the Black-Scholes option pricing model at the date of grant.

      (p) Recent Accounting Pronouncements

      In March 2004, the U.S. Securities and Exchange Commission's Office of the Chief Accountant and the Division of Corporate Finance released Staff Accounting Bulletin No. 105 ("SAB 105"), "Loan Commitments Accounted for as Derivative Instruments". This bulletin contains specific guidance on the inputs to a valuation-recognition model to measure loan commitments accounted for at fair value, and requires that fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. In addition, SAB105 requires the disclosure of the accounting policy for loan commitments, including methods and assumptions used to estimate the fair value of loan commitments, and any associated hedging strategies. SAB105 is effective for derivative instruments, entered into subsequent to March 31, 2004 and should also be applied to existing instruments as appropriate.

      In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs". This Statement amends the guidance in ARB No. 43 Chapter 4 Inventory Pricing, to require items such as idle facility costs, excessive spoilage, double freight and rehandling costs to be expensed in the current period, regardless if they are abnormal amounts or not. This Statement will become effective for us in the first quarter of 2006.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

      In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29" ("SFAS 153"). SFAS 153 amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions", to require that exchanges of nonmonetary assets be measured and accounted for at fair value, rather than at carryover basis, of the assets exchanged. Nonmonetary exchanges that lack commercial substance are exempt from this requirement. SFAS 153 is effective for nonmonetary exchanges entered into in fiscal periods beginning after June 15, 2005. The Company does not routinely enter into nonmonetary exchanges. Accordingly, the Company does not expect the adoption of SFAS 153 will have a significant effect on the Company's financial statement presentation or disclosures.

      In December 2004, the FASB issued a revised SFAS No. 123, "Accounting for Stock-Based Compensation", which supersedes APB opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance. This statement requires a public entity to recognize and measure the cost of employee services it receives in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). These costs will be recognized over the period during which an employee is required to provide service in exchange for the award
      - the requisite service period (usually the vesting period). This statement also establishes the standards for the accounting treatment of these share-based payment transactions in which an entity exchanges its equity instruments for goods or services. It addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement shall be effective the first interim or annual reporting period that begins after December 15, 2005.

      The implementation of the above provisions except for 123(r) is not expected to have a significant effect on the Company's consolidated financial statements.

3. FIXED ASSETS

      Fixed assets consist of the following at December 31, 2004:

Motor vehicles                                                           $14,138
Furniture and fixtures                                                    10,271
                                                                         -------
                                                                          24,409

Less accumulated depreciation                                              5,810
                                                                         -------

Fixed assets, net                                                        $18,599
                                                                         =======

      Depreciation expense for the years ended December 31, 2004 and 2003 was $3,603 and $2,124, respectively.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


4. LAND USE RIGHT


      In July 2003, the Company obtained a 50 year land use right to build a research factory in Beijing, PRC for an amount of $394,559. This type of arrangement is common for the use of land in the PRC. This amount has been capitalized and is being amortized over the land use term of twenty-five years, the operating life of Bio-Bridge Science Beijing. The land use right is extendable beyond 50 years for a fee of $78,780 for an additional 50 years.


      Land use right as of December 2004, consisted of the following:

Cost                                                                    $394,559
Less accumulated amortization                                             23,665
                                                                        --------
Net land use rights                                                      370,894
Less current portion                                                      15,783
                                                                        --------
Long-term portion                                                       $355,111
                                                                        ========

      The expected amortization of the land use right over each of the next five years and thereafter is summarized as follows:

                    Year ending December 31,                           AMOUNT
                                                                       ------
                    2005                                             $ 15,783
                    2006                                               15,783
                    2007                                               15,783
                    2008                                               15,783
                    2009                                               15,783
                    Thereafter                                        291,978
                                                                      --------
                                                                     $370,894
                                                                      ========


5. LOSS ON INVESTMENT

      On April 12 2004, the Company acquired 100% of the outstanding shares of Aegir Ventures Inc. ("Aegir"), a public company incorporated in the State of Delaware for consideration of $40,000. Aegir Ventures Inc. had no assets or liabilities as of the acquisition date. On November 26, 2004, the Company sold to Nakagawa Corporation ("Nakagawa"), a Japan corporation, all of the issued and outstanding shares of Aegir for a $40,000 unsecured, non interest bearing promissory note, payable on or before November 26, 2006. The company valued the note at its present value of $37,704 at the date of the sale, resulting in a loss of $2,296 that has been reflected as a loss from investment in the accompanying statement of operations for the year ended December 31, 2004.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


6. CAPTIAL STOCK

      Common Stock

      The Company is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share.

      Preferred Stock

      Pursuant to the Company's certificate of incorporation, its board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of December 31, 2004, no shares of stock have been issued. The Company's board will also have the authority, without the approval of the stockholders, to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Preferred stock could thus be issued with terms that could delay or prevent a change in control of our company or make removal of management more difficult. In addition, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock.

7. INCOME TAXES

      (a) Corporation Income Tax ("CIT")

      In accordance with the relevant tax laws and regulations of PRC, the applicable corporation income tax rate for the subsidiary is 15%. The Company is entitled to full exemption from CIT for the first two years and a 50% reduction in CIT for the next three years, commencing from the first profitable year after offsetting all tax losses carried forward from the previous five years. The Company suffered continuing loss from its inception, and the cummualative taxable net operating losses are $620,238 at December 31, 2004. A valuation allowance has been provided for 100% of the future tax savings because its realization is not predicable.

      The foreign net losses carried forward will expire five years from when they arose. The expiring amounts for the five years after 2004 are as follows:

             EXPIRED YEAR                AMOUNT
             ------------                ------

                 2005                   $     --
                 2006                         --
                 2007                         --
                 2008                     96,076
                 2009                    139,074
                 2010                    385,088
                                        --------
                 Total                  $620,238
                                        ========

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


7. INCOME TAXES (CONTINUED)

      Significant components of the Company's deferred income tax assets at December 31, 2004 and 2003 are as follows:

                                                         2004             2003
                                                         ----             ----
Deferred income tax asset:
Amortization of land use right                        $  2,367         $     --
Other                                                    1,183               --
Net operating loss carried forward                      93,036           35,273
Valuation allowance                                    (96,586)         (35,273)
                                                      --------         --------
Net deferred income tax asset                         $     --         $     --
                                                      ========         ========

      The Company's income tax expense differs from the "expected" tax benefit for the years ended December 31, 2004 and 2003 (computed by applying the CIT rate of 15 percent to loss before income taxes) as follows:

                                                         2004             2003
                                                         ----             ----
Computed "expected" benefit                         $ 141,665         $  38,253
Timing difference                                       3,550                --
Valuation allowance difference                        (61,313)          (35,273)
Permanent difference                                  (83,902)           (2,980)
                                                    ---------         ---------
Income tax expense                                  $      --         $      --
                                                    =========         =========

      At present, the Company is not a U.S. taxpayer.

      (b) Value added tax ("VAT")

      In accordance with the relevant tax laws in the PRC, VAT is levied at 17% on the invoiced value of sales and is payable by the consumer. The Company is required to remit the VAT collected to the tax authority, but may deduct therefore the VAT it has paid on eligible purchases.

8. SHAREHOLDER'S EQUITY

      The following represents transactions involving the purchases of the Company's common stock for cash categorized by period (for the period from the date of inception to December 31, 2004):

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



8. SHAREHOLDER'S EQUITY (CONTINUED)

      2002:

      ISSUANCE OF 13,750,000 SHARES AT $0.00004 FOR TOTAL CONSIDERATION OF $550

      o At inception, 13,750,000 shares of common stock were issued for a total cash payment of $550.

      ISSUANCE OF 7,461,090 SHARES AT $0.0468 FOR TOTAL CONSIDERATION OF
      $349,180

      o On July 15, 2002, 1,675,000 shares were issued to two individuals for a total cash payment of $78,390.

      o On July 19, 2002, 2,125,000 shares were issued for a cash payment of $99,450.

      o On June 27, 2002, 786,090 shares were issued for a cash payment of $36,790.

      o On November 8, 2002, 2,875,000 shares were issued to 9 individuals for a total cash payment of $134,550.

      ISSUANCE OF 1,875,000 SHARES AT $0.12 FOR TOTAL CONSIDERATION OF $225,000

      o On September 6, 2002, 375,000 shares of common stock were issued for a cash payment of $45,000.

      o On November 8, 2002, 250,000 shares were issued for a cash payment of $30,000.

      o On November 12, 2002, 1,250,000 shares were issued to five individuals for a total cash payment of $150,000.

      2003:

      ISSUANCE OF 3,508,425 SHARES AT $0.12 FOR TOTAL CONSIDERATION OF $421,011

      o On July 14, 2003, 250,000 shares were issued for a cash payment of $30,000.

      o On July 28, 2003, 75,000 shares were issued for a cash payment of $9,000.

      o On July 29, 2003, 291,750 shares were issued for a cash payment of $35,010.

      o On August 7, 2003, 50,000 shares were issued to two individuals for a total cash payment of $6,000.

      o On September 2, 2003, 125,000 shares were issued for a cash payment of $15,000.

      o On September 3, 2003, 1,500,000 shares were issued for a cash payment of $180,000.

      o On September 12, 2003, 83,350 shares were issued for a cash payment of $10,001.

      o On November 5, 2003, 883,325 shares were issued to two individuals for a total cash payment of $106,000.

      o On December 31, 2003, 250,000 shares were issued for $30,000. This amount was recorded as subscription receivable by the Company as of December 31, 2003 and subsequently collected on January 5, 2004.

      ISSUANCE OF 201,200 SHARES AT $0.32 FOR TOTAL CONSIDERATION OF $64,387

      o On October 20, 2003, 93,750 shares were issued to two individuals for a total cash payment of $30,000.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


8. SHAREHOLDER'S EQUITY (CONTINUED)

      o On November 5, 2003, 28,025 shares were issued for a cash payment of $8,977.

      o On November 6, 2003, 25,000 shares were issued for a cash payment of $8,000.

      o On November 12, 2003, 23,175 shares were issued to three individuals for a total cash payment of $7,410.

      o On December 18, 2003, 31,250 shares were issued for a cash payment of $10,000.

      IN 2004:

      ISSUANCE OF 434,600 SHARES AT $0.12 FOR TOTAL CONSIDERATION OF $52,150

      o On March 25, 2004, 434,600 shares were issued to three individuals for a total cash payment of $52,150.

      ISSUANCE OF 1,125,275 SHARES AT $0.32 FOR TOTAL CONSIDERATION OF $360,086

      o On January 26, 2004, 12,500 shares of common stock were issued for a cash payment of $4,000.

      o On January 30 2004, 14,750 shares were issued for a cash payment of $4,720.

      o On February 18, 2004, 31,250 shares were issued for a cash payment of $10,000.

      o On March 5, 2004, 14,175 shares were issued for a cash payment of $4,540.

      o On March 15, 2004, 23,375 shares were issued to three individuals for a total cash payment of $7,480.

      o On March 17, 2004, 15,625 shares were issued for a cash payment of $5,000.

      o On March 26, 2004, 46,875 shares were issued to two individuals for a total cash payment of $15,000.

      o On March 31, 2004, 31,250 shares were issued for a cash payment of $10,000.

      o On April 2, 2004, 31,250 shares were issued for a cash payment of $10,000.

      o On April 6, 2004, 31,250 shares were issued for a cash payment of $10,000.

      o On April 28, 2004, 57,500 shares were issued for a cash payment of $18,400.

      o On April 30, 2004, 251,725 shares were issued to ten individuals for a total cash payment of $80,546.

      o On May 11, 2004, 50,000 shares were issued to two individuals for a total cash payment of $16,000.

      o On May 15, 2004, 13,750 shares were issued for a cash payment of $4,400.

      o On May 28, 2004, 500,000 shares were issued for a cash payment of $160,000.

      ISSUANCE OF 1,616,000 SHARES AT $0.50 FOR TOTAL CONSIDERATION OF $807,998

      o On May 31, 2004, 20,000 shares were issued for a cash payment of $10,000.

      o On June 1, 2004, 240,000 shares were issued to three individuals for a total cash payment of $120,000.

      o On June 4, 2004, 85,000 shares were issued to four individuals for a total cash payment of $42,498.

      o On June 5, 2004, 81,000 shares were issued to three individuals for a total cash payment of $40,500.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


8. SHAREHOLDER'S EQUITY (CONTINUED)

      o On June 7, 2004, 80,000 shares were issued to four individuals for a total cash payment of $40,000.

      o On June 8, 2004, 40,000 shares were issued to two individuals for a total cash payment of $20,000.

      o On June 9, 2004, 60,000 shares were issued to two individuals for a total cash payment of $30,000.

      o On June 11, 2004, 140,000 shares were issued to six individuals for a total cash payment of $70,000.

      o On June 12, 2004, 60,000 shares were issued to two individuals for a total cash payment of $30,000.

      o On June 13, 2004, 20,000 shares were issued for a cash payment of $10,000.

      o On June 14, 2004, 260,000 shares were issued to nine individuals for a total cash payment of $130,000.

      o On June 15, 2004, 530,000 shares were issued to twelve individuals for a total cash payment of $265,000.

      Other Capital Stock Transactions


      On December 1, 2004, the Company issued to Columbia China Capital Group, Inc. an option to purchase 1,342,675 shares of common stock at $.001 per share to be exercised within a three-year period in consideration for financial consulting services to be provided over a two year period. The options granted were granted outside the Company's stock option plan. On December 1, 2004, 200,000 of these options were exercised. The options were valued at their fair value of $670,098 at the date of grant, which was determined by the Black-Scholes valuation method using the following assumptions: no expected dividend yield; risk-free interest rates of 3.4%; expected lives of 3 years; and estimated volatility of 85% based on recent history of the stock price in the industry. The value of the options issued was capitalized by the company as a prepaid consulting fee and is being amortized over the two year term of the service agreement. During the year ended December 31, 2004, $279,208 of this amount was amortized and included in the accompanying statement of operations, and the remaining unamortized amount of $390,890 was reflected as prepaid consulting costs in the accompanying balance sheet as of December 31, 2004. The option values will be recalculated at the end of each quarter until the services are complete. As such, the amounts required to be expensed may vary from the original amount.


      On December 1, 2004, the Company issued 100,000 shares of its common stock and an option to purchase an additional 50,000 shares of its common stock at $.001 per share to Richardson & Patel, LLC in consideration for legal services. The shares issued were valued at $50,000, their fair value at the date of issuance. The options granted were valued at $24,954 at the date of grant, which was determined by the Black-Scholes valuation method, using the following assumptions: no expected dividend yield; risk-free interest rates of 3.4%; expected lives of 3 years; and estimated volatility of 85 percent based on recent history of the stock price in the industry.

      On December 1, 2004, 200,000 shares of common stock were issued at $0.001 per share for a cash payment of $200 from an exercise of stock options.

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



9. STOCK OPTION PLAN

      On December 1, 2004, the Company approved and adopted the 2004 Stock Incentive Plan The 2004 stock incentive plan provides for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights and performance shares to our employees, directors and consultants. The Company has reserved a total of 2,000,000 shares of its common stock for issuance pursuant to the 2004 stock incentive plan. The 2004 stock incentive plan does not provide for automatic annual increases in the number of shares available for issuance under the plan. As of December 31, 2004, no options had been granted under this plan.

      The administrator determines the exercise price of options granted under our 2004 stock incentive plan, but the exercise price must not be less than 85% of the fair market value of our common stock on the date of grant. In the event the participant owns 10% or more of the voting power of all classes of our stock, the exercise price must not be less than 110% of the fair market value per share of our common stock on the date of grant. With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock or the outstanding stock of any parent or subsidiary of ours, which the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options; however, no option will have a term in excess of 10 years from the date of grant.

      The following table summarizes the stock option activity under the plan and non plan issuances:

                                               Options Granted  Weighted Average
                                                                 Exercise Price
                                               ---------------  ----------------
Outstanding at December 31, 2003 and prior                --
Granted                                            1,392,675      $    0.001
Exercised                                            200,000      $    0.001
Cancelled                                                 --              --
                                                   ---------
Outstanding at December 31, 2004                   1,192,675      $    0.001
                                                   =========
Exercisable at December 31, 2004                   1,192,675      $    0.001
                                                   =========
Options granted in excess of shares available
at December 31, 2004                                      --              --
                                                   =========

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



9. STOCK OPTION PLAN (CONTINUED)

      The following table summarizes information about stock options outstanding as of December 31, 2004:


                                                 Options Outstanding                        Options Exercisable
      -----------------------------------------------------------------------------------------------------------------------------
       Range of Exercise    Number of        Weighted          Weighted Average        Number of        Weighted Average
            Prices           Shares      Average Exercise    Remaining Contractual      Shares           Exercise Price
                                              Price             Life (in years)
      -----------------------------------------------------------------------------------------------------------------------------
            $0.001          1,192,675         $0.001                 1.1               1,192,675            $0.001
                            ---------                                                  ---------
                            1,192,675                                                  1,192,675
                            =========                                                  =========



10. COMMITMENTS AND CONTINGENCIES

      Lease commitment

      As of December 31, 2004, the Company had remaining outstanding commitments in respect to its non-cancelable operating lease for its office in Oak Brook, IL, of which $25,680 is due in 2005, and its office in Beijing, PRC (which is leased from Wenhui Qiao, the Company's director and president), of which $5,234 is due in 2005.

      Rental expense for the year ended December 31, 2004 and 2003 was $29,417 and $23,280, respectively.

      Construction commitment

      In May 2003, the Company acquired a land use right for approximately 2.8 acres of land in the Tianzhu Export Processing Zone, Shunyi District, Beijing, China, which the Company plans to develop into a laboratory and biomanufacturing facility in compliance with Good Manufacturing Practices, or GMP, regulations primarily for clinical trials of HIV-PV Vaccine I. As of December 31, 2004, the Company has received all necessary permits and approvals and construction of the facility had commenced. The outside main body of the GMP laboratory has been completed as of December 31, 2004. The Company has entered into a construction contract relating to the completion for this facility, and as of December 31, 2004 had made an advance payment of $362,472 to this contractor, and has a further outstanding commitment under this contract of $362,472 as of December 31, 2004. The Company estimates that the cost of the building and outfitting of this facility is $3,000,000, and the construction and installation of equipment related to the facility will be substantially completed by September 2005.

      Royalty and License Arrangements

      Liang Qiao, M.D., the Company's co-founder and chief executive officer, is one of the two co-inventors of the Company's core technology that was assigned to Loyola University Chicago in April 2001. Under an agreement with Loyola University Chicago, the Company

                    BIO-BRIDGE SCIENCE INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

      has obtained exclusive rights to this technology for use in its future products within the United States, Japan and the People's Republic of China. The license continues perpetually or for the maximum period of time permitted by law, unless terminated earlier under the terms of the agreement. Pursuant to this agreement, Loyola receives a royalty of 4% from the net profit for all uses of the licensed technology, including uses under sublicenses. As of December 31, 2004, the Company had not generated any revenues from the sale of any products under development, nor any revenues from sublicenses.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the common stock being offered in this offering. A copy of the registration statement, and the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

                            BIO-BRIDGE SCIENCE, INC.

                                3,657,606 SHARES

                                  COMMON STOCK

                                   PROSPECTUS


                                 _________, 2005


You should rely only on the information contained in this prospectus to make your investment decision. We have not authorized anyone to provide you with different information. This prospectus may be used only where it is legal to sell these securities. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

Until ___________, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

The registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

In addition, the registrant's bylaws provide for the indemnification of officers, directors and third parties acting on our behalf, to the fullest extent permitted by Delaware General Corporation Law, if our board of directors authorizes the proceeding for which such person is seeking indemnification (other than proceedings that are brought to enforce the indemnification provisions pursuant to the bylaws).

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an itemized statement of all expenses, all of which we will pay, in connection with the registration of the common stock offered hereby:

                                     AMOUNT

SEC registration fee ................................   $       216.00*
Printing fees .......................................        10,000.00*
Legal fees ..........................................        45,000.00*
Accounting fees and expenses ........................        34,784.00*
Miscellaneous .......................................        10,000.00*
                                                        --------------
         Total ......................................   $   100,000.00*



                                   *ESTIMATES

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

Since its inception on October 26, 2004, the registrant has issued and sold the following unregistered securities:

1. On December 1, 2004, the registrant issued 29,971,590 shares of common stock to all shareholders of Bio-Bridge Science Corp., a Cayman Islands corporation, for an aggregate 29,971,590 shares of Bio-Bridge Science Corp.'s outstanding shares. The transaction is described further in "Business--History, Reorganizations and Corporate Structure." With respect to the issuance of 13,750,000 of these shares to the registrant's chief executive officer, Dr. Liang Qiao, the issuance to Dr. Qiao was in reliance upon the exemption from registration set forth in section 4(2) of the Securities Act of 1933, as amended, (the "Act"). The 13,750,000 shares were issued to Dr.Qiao who qualified as an "accredited investor," as that term is defined in the Act. The following conditions were all met with respect to the issuance of the 13,750,000 shares to Dr. Qiao: (1) the registrant did not advertise this issuance in any public medium or forum, (2) the registrant did not solicit any investors with respect to this issuance, (3) the registrant did not publicize any portion of the purchase or sale of the shares issued, (4) none of the shares issued were offered in conjunction with any public offering, and (5) neither the registrant nor the investor paid any fees to any finder or broker-dealer in conjunction with this issuance. With respect to the remainder of the shares, or 16,221,590 shares, issued in the transaction to the shareholders of Bio-Bridge Science Corp., the transaction was in reliance upon the exemption from registration set forth in Regulation S under the Act. The remainder of the shares were issued to investors who resided outside the U.S. and were not a "U.S. person", as defined in Regulation S under the Act, nor did they acquire the shares for the account or benefit of a U.S. Person. The following conditions were all met with respect to the remainder of the shares issued in the transaction: (1) the investors acknowledged that the shares have not been registered under the Act and that they may not be offered, sold or transferred, except in compliance with the Act and other applicable laws or an exemption therefrom, (2) the investor is sufficiently aware of the registrant's business affairs and financial condition to reach an informed decision to acquire the registrant's shares, and (3) neither the registrant nor the investor paid any fees to any finder or broker-dealer in conjunction with this issuance.

2. On December 1, 2004, we issued 100,000 shares of common stock and an option to purchase 50,000 shares of common stock at an exercise price of $0.001 per share for a term of 36 months to Richardson & Patel LLP, an unaffiliated entity, as payment for future legal services. This transaction was in reliance upon the exemption from registration set forth in Section 4(2) of the Act. The shares were issued to an entity that represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. The following conditions were all met with respect to this transaction: (1) the registrant did not advertise this issuance in any public medium or forum, (2) the registrant did not solicit any investors with respect to this issuance, (3) the registrant did not publicize any portion of the purchase or sale of the shares issued, (4) none of the shares issued were offered in conjunction with any public offering, and (5) neither the registrant nor the investor paid any fees to any finder or broker-dealer in conjunction with this issuance.

3. On December 1, 2004, we issued an option to purchase 1,342,663 shares of common stock to Columbia China Capital Group, Inc., an unaffiliated entity, as payment for future financial consulting services. The term of this option is 36 months from the date of issuance and the exercise price is $0.001 per share. On December 1, 2004, Columbia China Capital Group exercised 200,000 shares underlying this option. This transaction was in reliance upon the exemption from registration set forth in Section 4(2) of the Act. The shares were issued to an entity that represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. The following conditions were all met with respect to this transaction:
(1) the registrant did not advertise this issuance in any public medium or forum, (2) the registrant did not solicit any investors with respect to this issuance, (3) the registrant did not publicize any portion of the purchase or sale of the shares issued, (4) none of the shares issued were offered in conjunction with any public offering, and (5) neither the registrant nor the investor paid any fees to any finder or broker-dealer in conjunction with this issuance.

ITEM 27. EXHIBITS.

2.1* Agreement for the exchange of shares by and among the registrant, Bio-Bridge Science Corporation and the shareholders of record of Bio-Bridge Science Corporation, dated November 4, 2004

3.1(i)* Certificate of incorporation of the registrant, as currently in effect

3.1(ii)* Bylaws of the registrant, as currently in effect

      5.1   Opinion of Richardson & Patel LLP

      10.1* Exclusive License Agreement between Bio-Bridge Science Corporation and Loyola University Chicago, dated April 22, 2004

      10.2* Exclusive Sub-license Agreement between Beijing Bio-Bridge Science
            Corporation and Beijing Bio-Bridge Science Corporation, dated June 20, 2002

      10.3* 2004 stock incentive plan

      10.4* Lease between Bio-Bridge Science Corporation and SFERS Real Estate K
            Limited Partnership, dated July 30, 2004


      10.5 Agreement between Bio-Bridge Beijing Science Corporation and Beijing Institute of Radiation Medicine, dated May 6, 2004

      10.6 Land Use Right Agreement between Bio-B ridge Science (Beijing) Co. Ltd. and Beijing Airport High-Tech Park Co. Ltd., dated May 28, 2003.

      10.7 Agreement between Bio-Bridge Beijing Science Corporation and Beijing Institute of Radiation Medicine, dated May 12, 2004.

      21.1* List of subsidiaries

      23.1  Consent of Weinberg & Company, P.A.

      23.2* Consent of Richardson & Patel LLP (See Exhibit 5.1)

      24.1* Power of attorney

* Previously filed.

ITEM 28. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

i. Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of offering.

4. For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

5. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Oak Brook, State of Illinois on May 2, 2005.


                                          BIO-BRIDGE SCIENCE, INC.


                                          By: /s/ Liang Qiao
                                             ----------------------------------
                                             Dr. Liang Qiao
                                             Chief Executive Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



             Name                                       Title                             Date
/s/ Liang Qiao                            Chief Executive Officer, Secretary and       May 2, 2005
--------------------------------          Chairman of the Board (Principal
Liang Qiao, M.D.                          Executive Officer)


*                                         Chief Financial Officer (Principal           May 2, 2005
--------------------------------          Financial and Accounting Officer)
Chuen Huei (Kevin) Lee

*                                         President and Director                       May 2, 2005
--------------------------------
Wenhui Qiao

*                                         Director                                     May 2, 2005
--------------------------------
Shyh-Jing (Philip) Chiang

*                                         Vice President and Director                  May 2, 2005
--------------------------------
Isao Arimoto

*                                         Director                                     May 2, 2005
--------------------------------
Toshihiro Komoike


*By: /s/ Liang Qiao
Liang Qiao, M.D.
Attorney-in-Fact